EXHIBIT 13.1
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                                      IPSCO



                                      Ready



                               2002 Annual Report


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                                       set





Contents: Features 2 Financial Highlights/Corporate Governance 10 Letter to Shareholders 11 IPSCO at a Glance 14 Management's Discussion and Analysis 17

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                                       go!





Audited Financial Statements 42 Notes 47 Six-Year Financial Summary 67 Directors 68 Corporate/Shareholder Information 69

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                               [GRAPHIC OMITTED]
                         [PHOTOGRAPH - DAVID SHMIGELSKY]



                                   "I'm ready"


       My name is David Shmigelsky and I am one of the team that operates some of the most efficient mills anywhere in the steel industry.

                         "We're ready with some of the
                         newest, most efficient capacity
                             serving North America."

IPSCO's extensive capital program of the past seven years is now complete. Our Mobile Steelworks achieved effective 80% of rated capacity in the third quarter of 2002. That doesn't mean that our two new mills - Mobile and Montpelier - are performing at peak capability. Not yet (although they are close to it). But it does mean that we're ready to focus 100% on ensuring that they maintain a status among the most productive mills in North America and the world. Our Regina Steelworks has been a low-cost leader for years and we don't expect that to change.

IPSCO's facilities now span the continent, from western Canada to the Gulf Coast of the United States, placing us closer to a much larger group of customers. In addition to providing proximity to end-users, our new facilities have allowed us to expand our product offerings, including a selection of wider, thicker plate and temper-leveled products. This new capacity is highly automated, offering our customers product consistency within a system that is now being emulated by our competitors. IPSCO's older facilities have also been upgraded continuously so that the average age of our facilities - eight years - is among the lowest in North America.


[GRAPHIC OMITTED - BAR CHART]
CAPITAL EXPENDITURES
($ millions)

98      107
99      121
00      370
01      150
02       34

Large capital investments have reduced the average age of IPSCO's facilities to among the lowest in North America.


[GRAPHIC OMITTED - BAR CHART]
TONS SHIPPED
(thousands of tons)

98      1,536
99      1,833
00      2,233
01      2,495
02      2,897

For the sixth straight year, IPSCO shipped record tonnage up 19% over 2001.


                                                                               3
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                               [GRAPHIC OMITTED]
                            [PHOTOGRAPH - TONY DRAIN]



                                   "I'm ready"


          My name is Tony Drain and I make sure our customers receive the quality products they want every time they order.


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                           "We're ready to capitalize
                           on the large new portfolio
                           of customers our expansion
                                  has created."

Our unprecedented expansion over the past seven years has created a brand new IPSCO - one that provides more products to more customers, spanning a geography far larger than ever before. The efficiency of our new mills and the quality of product that all of our facilities are able to provide have allowed us to sell more than two million tons of additional steel into the North American market in the past few years. These sales have come from business we have captured because our customers recognize the superior products and service we can offer. IPSCO is capable of tailoring packages to suit customers of all sizes in all sectors. This focus on meeting customer needs has led to a high level of repeat business.

Now we are ready to build on the far more extensive platform of customers we have developed, utilizing a number of supply channels including service centers, coil processing facilities and direct sales. IPSCO's geographic proximity - through three steels mills, eight pipe mills and five coil processing units located across the continent - offers efficient access for our customers whether they have single or multiple locations. It's all about value.

[GRAPHIC OMITTED - BAR CHART]
SALES DOLLARS
($ millions)

98
99
00
01
02

For the first time IPSCO revenue exceeded $1 billion in 2002 as the company penetrated new markets.

[GRAPHIC OMITTED - BAR CHART]
NUMBER OF INVOICES
(thousands)

98
99
00
01
02

As production increases and our markets expand, we continue to attract new business.


                                                                               5
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                                [GRAPHIC OMITTED]
                          [PHOTOGRAPH - MARILYN WALKER]



                                   "I'm ready"


              My name is Marilyn Walker and I rely on my extensive
            IPSCO training to ensure we work safely and efficiently.


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                             "We're ready with one
                           of the best trained, most
                              motivated workforces
                            in the steel business."

IPSCO has long recognized the importance of training and motivating its workforce. We firmly believe that enthusiasm and experience are crucial ingredients in an efficient operation. When employees are provided the right resources, a high level of autonomy and the incentives to forge ahead, they produce better results.

More than 80% of IPSCO workers are shareholders under two Profit Sharing Plans. At December 31, 2002 trustees held 838,056 IPSCO shares on behalf of employees in the two plans, or almost 2% of common shares outstanding.

The Company also believes strongly in continuous education and training. When our new mills came into operation, employees staffing the facilities had already undergone an average of 12 months of training. Many had graduated from IPSCO's internal training programs where existing facilities are utilized as "real-world" classrooms. In 2002, IPSCO invested more than $645,000 on various job training initiatives.

IPSCO extends its commitment to continuous education to safety programs as well. In 2002, the Company involved all its employees and contractors in safety awareness programs aimed at fostering an atmosphere where the motivation to follow safety procedures stems directly from an appreciation of their value. Supervisors and employees work together to train their peers and develop better safety systems alongside outside contractors, wherever appropriate.

[GRAPHIC OMITTED - BAR CHART]
MAN-HOURS PER TON

98
99
00
01
02

Already low, IPSCO expects the man-hours per ton figure to decline even further once the Mobile Steelworks reaches full productivity.


[GRAPHIC OMITTED - BAR CHART]
FREQUENCY OF LOST TIME ACCIDENTS

98
99
00
01
02

Employee safety statistics are a key indicator of the effectiveness of training and teamwork.


                                                                               7
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                                [GRAPHIC OMITTED]
                             [PHOTOGRAPH - TOM HAKL]


                                  "I'm ready"


                My name is Tom Hakl and I make sure that IPSCO's equipment is always maintained in peak condition.


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                               "We're ready with
                               a superior level of
                             financial flexibility."

Over the past seven years IPSCO has invested more than $1 billion, more than tripling its steelmaking capacity, while maintaining the rare competitive advantage in the steel industry of financial health and flexibility. We can concentrate on our business - and our customers - without having to deal with financial troubles, legacy cost burdens or massive restructuring.

At yearend 2002, IPSCO's ratio of funded debt to total capitalization, at 39%, was less than it was in 2001. There are no major debt maturities in 2003. With our expansion now complete, IPSCO is moving into a period when capital investments are expected to be much lower, providing the Company with the potential of further strengthening its balance sheet. The fact that our assets are already among the most modern in North America puts IPSCO in a strong competitive position.

Our decision making is focused on providing the best returns to our investors, rather than trying to maintain a historical position in the marketplace. We continuously examine the best allocation of our capabilities based on customer needs, and we are flexible enough to make changes quickly.

The Company has a record of 33 years of uninterrupted dividend payments and its ability to generate free cash flow provides it with the opportunity to continue paying down debt.

[GRAPHIC OMITTED - BAR CHART]
BOOK VALUE OF SHAREHOLDERS' EQUITY
($ millions)

98
99
00
01
02

Shareholders' equity continues to rise and exceeded $1 billion for the first time in 2002.

[GRAPHIC OMITTED - BAR CHART]
FUNDED DEBT AS A PERCENTAGE OF TOTAL CAPITALIZATION

98
99
00
01
02

IPSCO has been able to maintain its balance of debt and equity in difficult markets.


                                                                               9
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FINANCIAL HIGHLIGHTS
Years Ended December 31


                                          2002            2001            2000

OPERATING (thousands of tons)

Coil and plate tons produced            2,783.2         2,238.2         1,904.5

Finished tons shipped                   2,896.9         2,435.1         2,233.2

Man-hours per ton *                        0.78            0.75            0.70
                                       -----------------------------------------

FINANCIAL (millions)

Sales                                  $1,081.7       $   903.7        $  949.3

Net income                                 20.3            38.9            57.7

Earnings per common share -
   diluted (cents)                         0.19            0.66            0.91

Working capital                           304.8           231.2           265.4

Long-term debt                            342.2           386.8           343.8

Capital asset expenditures                 34.4           157.8           370.3
                                       -----------------------------------------

* Refers to plate or coil produced



CORPORATE GOVERNANCE

IPSCO committed to high standards of corporate governance

The IPSCO Board of Directors believes that effective corporate governance is essential to IPSCO's competitiveness and continued success. The Company has a record of meeting or exceeding governance regulations and guidelines. The roles of Chairman and Chief Executive Officer are separate, regular executive sessions of the Board and its Committees are held without the presence of management, and all directors are independent with the exception of the Chief Executive Officer. The Company has recently been refining its governance practices in light of the initiatives in this area taken by Canadian and American regulatory authorities. The Statement of Corporate Governance Practices set out in IPSCO's current Management Proxy Circular, and also posted on its website, sets forth a full description of the Company's corporate governance measures.

- The Members of the IPSCO Board of Directors


10
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LETTER TO SHAREHOLDERS

WE'RE READY - WITH A STRICT FOCUS ON PERFORMANCE

The past year was a mixed one for us at IPSCO, as it was for our shareholders.

We enjoyed success in working to our strategic agenda. We expanded sales and our market reach. We controlled costs and achieved increased throughput and improved efficiencies in our new facilities. We further improved our financial strength.

But while certain steel markets were stronger, the sectors that matter most to IPSCO lagged considerably. While our sales rose 20% in 2002 to a record $1.1 billion, IPSCO's composite selling price decreased while our raw material costs increased. The result was net income of $20.3 million (compared to $38.9 million in 2001) and net income attributable to common shareholders of $8.9 million (compared to $27.4 million in 2001).

Over the past seven years we have more than doubled our production and sales. We have brought on-line two of the most modern steelmaking facilities in North America, reducing our production costs to among the lowest on the continent and expanding our reach throughout the North American steel market. We have added more than two million new tons of production and attracted many new customers. We have invested more than $1 billion and more than doubled shareholders' equity, while at the same time maintaining a reasonable ratio of long-term debt to total capitalization.

We feel like we've climbed a mountain but have yet to enjoy the view.

But complaining is not what we're about. Now, in 2003, we remain focused on enhancing shareholder returns. We want to realize the much greater potential that we know exists today for IPSCO.

MEETING OUR OPERATIONAL OBJECTIVES

Despite 2002's lacklustre results, we made significant progress toward reaping the benefits of our expansion strategy.

The Mobile Steelworks reached a point where, on an annualized basis, it would be at 80% of design capacity.

Montpelier is now able to meet rated capacity.While unplanned maintenance outages reduced output during the year at Montpelier, IPSCO was able to provide uninterrupted service to our customers by drawing on the production and geographic diversity of our operations.We believe that such unplanned outages related to original equipment are behind us.


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The Regina Steelworks continued to operate flat out, however, it completed the year with an average 89% operating capacity level, as a result of a two-week maintenance outage. New labor contracts were successfully negotiated with union workers at our Regina, Calgary and Red Deer facilities.

Beyond our focus on continued improvements to our operational performance, we also significantly strengthened our financial position through a successful equity offering in February 2002 for net proceeds of $90.7 million, which were used to reduce debt. Including changes made to the Company's credit facilities early in the year, IPSCO has significantly increased its financial flexibility.

Now, for the first time in many years, we can focus almost entirely on performance.While IPSCO will carefully evaluate all reasonable strategic opportunities, we are continuing to focus on superior execution of our current business plan. We expect to hold our 2003 capital spending to less than $40 million because we have three of the most modern steelworks in the world.

We are sitting on a wonderful platform of assets and our goal is to continue to find ways to improve their performance. We still have room to reduce costs. Aside from variances caused by product mix and the cost of inputs, both of which are difficult to predict, our goal is to continue to reduce our cost per ton in 2003.

It takes time to maximize operations at mills such as Montpelier and Mobile. It's an evolutionary process. As these new facilities become more mature, we will continue to improve their efficiency. Over time incremental improvements will have an important effect on our financial performance.

2003 OUTLOOK

Our performance in 2003 largely depends on market demand, which affects pricing. The steel industry is not monolithic. It can be divided into many component markets and they don't all perform the same. By and large, the markets served by IPSCO were the weaker performing ones in 2002. While consumer segments - driven by auto and housing sales - have been strong, for IPSCO to perform significantly better, general manufacturing and industrial activity must pick up. In addition, we must see greater activity in the oil patch, including sustained oil and gas drilling. Despite relatively high energy prices, the average drilling rig count in North America decreased 27% in 2002.

At the moment, we do not see any immediate signs of a material improvement in industrial markets. Longer-term, we are confident that industrial and manufacturing activity will increase and that oil and gas activity will show sustained improvement. It's a matter of when, not if.

As this report explains on pages 2 to 10, IPSCO, while well-positioned to handle the current downturn, is ready to capitalize when these improvements in our markets come.

Our facilities are among the newest, most modern and cost efficient in North America and we will maintain this position even as the steel industry restructures. We have shown that we can be profitable, even in very weak markets.


12
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We have a motivated workforce that enjoys a high degree of autonomy. The vast majority of our employees are IPSCO shareholders.

The geographic diversity of our operations - three steel mills, five coil processing centers, eight pipe mills - places us closer to our customers than is the case for many of our competitors. It has also given us a special ability to shift production, maximizing efficiencies and improving service levels.

IPSCO's financial strength is enviable in the North American steel industry. We are not saddled with huge unfunded pension and health care liabilities and, despite an aggressive expansion program, have retained our financial flexibility.

IPSCO PEOPLE

In June, IPSCO's board welcomed a new director, Juanita Hinshaw, Senior Vice President and CFO of Graybar Electric Company, a St. Louis, Missouri-based distributor of electrical, telecommunications and data products.And in January 2003 Michael Grandin, the CEO of Fording Trust, a Calgary, Alberta-based metallurgical coal producer, who has significant experience in investment banking, financial management and the oil and gas industry, joined the board.

They join a board whose members bring to IPSCO a depth of experience, financial acumen and a strong independent perspective on corporate governance. I am the only IPSCO employee on the board. IPSCO has always maintained the practice of separating the role of board chairman from that of chief executive officer.

I want to extend our best wishes to the 35 employees who retired from IPSCO this past year. Special thanks to Kim Thorson who retired after 23 years of service on the IPSCO board, and to Charles Sanida, who retired as an officer of the company during 2002. We also regret the death of Mario Dalla-Vicenza, who was IPSCO's Chief Financial Officer, as well as holding other senior positions, from 1983 to 1998.

I am one of the more than 2,300 IPSCO employees who take pride in striving to make better quality steel products, more efficiently, for the benefit of our customers and shareholders, every day. I thank each of them for being innovative, reliable and dedicated to making IPSCO a leader in North America.


/s/ David Sutherland

David Sutherland
President and Chief Executive Officer
February 28, 2003


                                                                              13
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IPSCO AT A GLANCE

                                [GRAPHIC OMITTED]
                        [MAP OF CANADA AND UNITED STATES]


                                IPSCO'S LOCATIONS

o Steel Products    o Tubular Products   o Coil Processing   o Operational
                                                               Headquarters

--------------------------------------------------------------------------------
LOCATION                        DESCRIPTION               OUTPUT CAPACITY (TONS)
--------------------------------------------------------------------------------

Regina,Saskatchewan Steelworks  Steelworks                      1,000,000
                                Pipe mills                        650,000
                                Cut-to-length line                150,000

Montpelier, Iowa                Steelworks                      1,250,000

Mobile, Alabama                 Steelworks                      1,250,000

Calgary, Alberta                Pipe mill                         300,000

Blytheville, Arkansas           Pipe mill                         300,000

Camanche, Iowa                  Pipe mill                         200,000

Red Deer, Alberta               Pipe mill                         155,000

Geneva, Nebraska                Pipe mill                         120,000

Toronto, Ontario                Temper mill and
                                Cut-to-length line                300,000

St. Paul, Minnesota             Temper mill and
                                Cut-to-length line                300,000

Houston, Texas                  Temper mill and
                                Cut-to-length line                300,000

Surrey, British Columbia        Cut-to-length line                150,000


14
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                                                               IPSCO AT A GLANCE

PRODUCTION

IPSCO's steelworks in Regina, Saskatchewan, Montpelier, Iowa, and Mobile, Alabama, have a combined design capacity of 3.5 million tons of discrete plate and hot rolled coil. All of the Company's sites have achieved ISO 14001 environmental management certification.

The major raw material used in IPSCO's steelmaking process is scrap metal. IPSCO's total annual consumption of iron and steel scrap is about 110% of its liquid steel production tonnage, making the Company a major recycler of steel.

IPSCO's electric arc steelmaking process uses electrical energy that flows through graphite electrodes to melt scrap steel reaching temperatures up to 3,200F degrees. The steelworks are huge consumers of electricity.

Liquid steel produced in the electric furnaces is fed to casters that continuously convert it to slabs six or eight inches thick. These slabs are then converted to discrete plate or hot rolled coil in Steckel rolling mills.

FURTHER PROCESSING

Discrete plate and hot rolled coils are sold to customers who cut or burn the steel and then fabricate end products ranging from lamp poles, storage tanks, railroad cars, barges, ships, electric transmission line poles, farm equipment and implements, to bridges, construction vehicles and equipment, and truck bodies.

IPSCO operates its own coil processing equipment at five sites that convert hot rolled coil to sheet and plate and then cut them to length. IPSCO also produces tubular products in a variety of diameters up to 24 inches at six of its sites. Pipe diameters of up to 80 inches can be produced at the Regina works.

Tubular products include commercial and industrial plumbing pipe; oil and gas well casing and tubing; oil and gas pipeline pipe; water and sewage transmission pipe; and round, square and rectangular tubular products for building and construction applications.

IPSCO FACTS AND FIGURES

o IPSCO was incorporated in 1956 by nine investors under the name Prairie Pipe Manufacturing Co. Ltd. o In 2002, IPSCO recycled more than three million tons of purchased scrap.

o  At yearend there were 500 employees in the IPSCO Quarter Century Club.

o  About 2% of IPSCO shares are held on behalf of employees in two plans.

o Over the past three years IPSCO has donated an average of 1.5% of its after-tax profits to community support and charitable endeavors.


                        DISTRIBUTION OF SALES BY PRODUCT

     [GRAPHIC OMITTED - PIE CHART]           [GRAPHIC OMITTED - PIE CHART]
                2001                                    2002

        Energy Tubulars         21%             Energy Tubulars         13%
        Non energy Tubulars                     Non energy Tubulars
        Large Diameter Tubulars                 Large Diameter Tubulars
        Discrete Plate and Coil 44%             Discrete Plate and Coil
        Cut to Lenth            21%             Cut to Lenth            20%


        o  Steel Mill Products                  o  Tubular Products


The proportion of plate and coil sales increased in 2002 with the Mobile Steelwords coming on-line and as sales of energy tubulars dropped due to slower activity in the oil patch.


                                                                              15
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NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this document, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions, changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism, changes in the supply and demand for steel and specific steel products of the Company, the level of demand outside of North America for steel and steel products, equipment performance at the Company's manufacturing facilities, the progress of any material lawsuits, the availability of capital, the ability to properly and efficiently staff the Company's manufacturing facilities, domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets, economic conditions in steel exporting nations, trade sanction activities and the enforcement of trade sanction remedies, supply and demand for scrap steel and iron, alloys and other raw materials, supply, demand and pricing for the electricity and natural gas used by the Company, changes in environmental and other regulations, including regulations arising from the Canadian Parliament's ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures, inherent uncertainties in the development and performance of new or modified equipment or technologies, North American interest rates, exchange rates and other risks detailed in the "Business Risks and Uncertainties" section of this document. This list is not exhaustive of the factors which may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.


16
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--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



GENERAL

IPSCO is a North American steel producer incorporated in Canada with facilities and process equipment located at 12 sites throughout Canada and the United States (U.S.). These facilities produce carbon steel slabs, hot rolled discrete plate and coil, as well as finished tubular products. In addition, IPSCO has several scrap collection sites located principally in Western Canada.

The Company produces steel in three North American steelworks: Regina, Saskatchewan, Montpelier, Iowa and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel into liquid steel. Alloys are added at ladle metallurgy stations to create a wide variety of grades for various customer applications. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into discrete plate or coil. The plate and coil can be sold directly to customers or may be further processed within IPSCO's downstream facilities. Five coil processing locations produce cut-to-length plate and sheet to customer requirements. Pipe mills at six locations use coil feedstock to produce tubular products that range from one and one-half inches up to 16 inches in diameter ("small diameter") and 16 inches through 80 inches in diameter ("large diameter").

IPSCO currently has over 600 active customers spanning a large number of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges, and grades used to make railroad cars, barges, and ships; industrial, construction and farm equipment; storage tanks, bridges, structural poles, and a host of additional products. Tubular products include pipe for low pressure water and air distribution; oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for transporting oil and gas from wells, transmitting oil and/or gas long distances, and for final distribution to end-customers ("line pipe"); water and sewage transmission pipe; and tubular products for building and construction applications, most often in square or rectangular cross-sections ("hollow structural sections", "HSS" or "structural tubing").

IPSCO markets steel through two separate commercial channels. One sells steel mill products such as discrete plate, cut plate, and coil. The second sells tubular products. Each marketing operation is disciplined with regard to the products it sells and the markets it pursues, and each continually enhances its diversified product lines. While sales personnel are located to maximize customer service, each commercial channel is centrally managed. Commercial employees are experienced and well trained to deal with customer requirements. A pool of highly trained research and technical experts also supports both sales organizations.

The Company faces significant competition from steel manufacturers in North America as well as the rest of the world. Competition also comes from manufacturers of other materials that can be substituted for steel.

World steelmaking capacity currently exceeds demand, which has led to unfair trading of steel in the North American market. Because of these conditions, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies. In recognition of the overwhelming surge of imported steel the U.S. government imposed significant sanctions in 2002 against steel from many offshore sources. The action was taken as the result of the injury these imports inflicted on domestic producers and to allow domestic producers an opportunity to recover.


                                                                              17
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------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



IPSCO has invested substantial sums of money to construct modern, highly efficient facilities. The Company has built two steelworks in the U.S.; Montpelier, Iowa opened in 1997, and Mobile County, Alabama opened in 2001. The investments resulted in 2.5 million tons of additional plate and coil capacity, more than tripling IPSCO's prior capacity. Both facilities have modern, efficient production equipment and highly motivated, well-trained work forces. The two major investments were sited close to end users and raw material sources in order to minimize freight costs, a significant cost of business. In addition, all three of the Company's steelworks can manufacture similar products, providing increased flexibility, versatility and efficiency, resulting in improved customer service.

The Company's strategic investments in the two U.S. steelworks were based on estimates of return spanning a variety of market conditions over long-term economic cycles, where conditions can vary significantly in the short-term. In the future IPSCO may pursue a number of other strategic initiatives such as acquisitions, joint ventures and/or alliances that would allow the Company to better serve customers and improve financial performance.

Company management must address several key performance drivers simultaneously in order to compete successfully. The foundation of the commercial operation is good market intelligence about customer requirements and product alternatives. Information relating to customer requirements and appropriate pricing is generated through close, direct coordination and communication with customers as well as through industry associations and consulting arrangements.

IPSCO has approximately 2,300 employees and uses performance incentives to reward them for cost, efficiency, service and quality improvements ultimately leading to increased customer satisfaction. Armed with world-class facilities and an effective workforce, IPSCO's keys to operational success include reducing cost, increasing operating efficiency and maximizing capacity utilization.

IPSCO's major steelmaking raw material is scrap for the three steelworks, which normally trends with prices for plate and coil. Higher plate and coil prices are generally associated with higher scrap prices. Likewise, prices for industrial pipe products often track coil feedstock prices. IPSCO manages these variable costs using a number of strategies. IPSCO owns General Scrap Partnership, a Canadian scrap metal operation with seven collection locations in western Canada and two in north central U.S. In addition, IPSCO cultivates close business relationships with most major scrap yards and brokers throughout mid America. IPSCO also purchases steel from other steel manufacturers. Coil feedstock for tubular and coil processing operations can either be sourced internally or purchased from third party vendors, thereby optimizing IPSCO's steelworks' utilization rates. Electricity and natural gas are also important variable costs for IPSCO. These are addressed through different strategies including competitive long-term supply contracts.

Economic success also rests in large part with the efficient absorption of the substantial fixed costs at each facility. Optimum absorption requires making the product right the first time, at maximum throughput rates. High utilization rates, high yields and superior quality are a reflection of optimum performance.


18
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



Another key performance driver is management's ability to effectively control working capital, primarily customer receivables, inventory levels and vendor payables. Most products from the three steelworks are manufactured only when a firm order is received, either from an external customer or an internal requirement to provide feedstock for IPSCO's own downstream processing lines. Production based on demand helps minimize finished inventory levels. However, some pipe products such as OCTG are produced in advance of orders and made available at selected sites that are convenient to customer locations. This is especially important given the seasonal well drilling cycle for the Western Canadian energy market, as well as the short time interval between customer order dates and required delivery. Well drilling traditionally is most active in the late fall and winter season and slowest during the early spring thawing season.

Careful accounts receivable management is also important given the cyclical nature of the steel business. IPSCO uses a number of techniques to minimize credit risk starting with a thorough knowledge of customers who request credit. That, combined with variable payment terms and close attention to account detail, helps minimize losses.

IPSCO supports its operations with a sound capital structure that combines equity from both common and preferred stock along with a variety of debt instruments, generally of a long-term fixed rate nature. The long-term structure of these capital resources is important given both the long-term nature of the Company's investment in facilities and the cyclical nature of world steel markets.

BUSINESS RISKS AND UNCERTAINTIES

Continued weakness in the Canadian or U.S. industrial economies could result in a lessening of demand for IPSCO's steel products. The Company needs to maintain minimum levels of sales to operate profitably. There can be no assurance that the overall market demand for IPSCO products will not decrease in the future or that the Company will be successful in retaining necessary market share for its products. Reduction in overall market demand or the failure to hold market share could have an adverse effect on earnings.

The Company supplies tubular goods used for oil and natural gas exploration and production which are linked to energy prices. There can be no assurance that future oil and natural gas price volatility will not materially impact the Company's ability to sell these products and maintain profitability.

Credit risk can be a significant factor in a weak industrial economy. While the Company uses a number of techniques to address this exposure, there can be no assurances that losses will not occur.

Excess global capacity and the effect on North American steel prices remain a significant risk. Excess supply resulted in surges of low-priced steel into North American markets and drove prices to historically low levels over the past few years. That led to the March 2002 Section 201 ruling when the U.S. International Trade Commission concluded that, for the majority of products reviewed, imported steel had seriously injured domestic producers. There are no assurances that current remedies beneficial to the North American steel industry will be sustained long term, or that these actions will allow the domestic industry to fully recover.


                                                                              19
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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



The Company has substantial investments in facilities in both the U.S. and Canada. As a result, the Company transacts business in the currencies of both countries, with the ratio between the U.S. dollar and Canadian dollar denominated sales and expenditures varying over time. The average value of the Canadian dollar declined slightly from $0.6460 U.S. in fiscal 2001 to $0.6369 U.S. in fiscal 2002. In addition, the strength of both the Canadian and U.S. dollars relative to other foreign currencies influences import and export activity. Both currencies weakened against the Euro and other major currencies in fiscal 2002. Future fluctuations in the exchange rate between the Canadian and U.S. dollars and other foreign currencies could have a material effect on the Company.

IPSCO has accumulated net operating loss carry-forwards, on a tax basis, of $355 million as of December 31, 2002 on its U.S. operations, for which the Company has recorded future tax benefits. This compares to accumulated net operating loss carry-forwards of $359 million as of December 31, 2001. The ability to realize the future tax benefits is dependent on future profitability. Although 99% of the net operating loss carry-forwards do not begin to expire until 2018, there can be no guarantee the tax benefits related to these carry-forwards will be realized before they expire.

Approximately 44% of IPSCO's employees are represented by trade unions. The United Steelworkers of America represents members in Regina, Saskatchewan and Calgary, Alberta and the International Association of Bridge, Structural and Ornamental and Reinforcing Ironworkers represents members in Red Deer, Alberta. These unions represent 98% of IPSCO's unionized labor force. Members of the unions ratified new labor agreements during 2002 that will expire by August 2006.

Changing environmental legislation and regulatory practices may require future expenditures to modify operations, install additional pollution control equipment, dispose of waste products, and perform site remediation. During 2002 non-routine project expense and capital spending on programs aimed at environmental issues amounted to $2.7 million. The 2002 amount compares to $11.4 million spent in 2001 (including $7.5 million spent on the Mobile Steelworks).

Another substantial risk to IPSCO is continued government subsidies to weaker, inefficient competition. Subsidized North American and international producers have hurt Company results. Several companies in the U.S. and Canada, who are otherwise uncompetitive because of old, inefficient, expensive operations, have remained in business under the protection of bankruptcy laws. In some cases competitors have emerged from bankruptcy or stayed in business only because governments are guaranteeing their debt or paying their obligations for pension and other benefits. Internationally, government subsidies also often sustain local producers at the expense of financially sound North American producers like IPSCO.

The Company uses a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors.

Substantial capital costs to construct steelworks, combined with expensive labor contracts, were traditionally a barrier to entry into the steel industry. Recent events point to the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically


20
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



required. Traditional labor contracts may be replaced with more competitive agreements. In addition, new technology may be developed. There is a risk that these changing conditions could lead to new entrants to the steel industry or the reconstitution of existing participants with more competitive cost structures.

Canada is a signatory to the United Nations Framework Convention on Climate Change. On December 10, 2002, Parliament ratified the Kyoto Protocol, which sets binding targets to reduce national emissions of carbon dioxide, methane and a number of other gases collectively referred to as greenhouse gases. With ratification completed, focus has shifted to future federal and provincial legislation to implement programs with industry-specific numerical goals to meet the reductions set by the Protocol. The Canadian Government has issued a Climate Change Plan that identifies groups of large industrial emitters, which will be required to reduce emissions in an effort to meet the Protocol targets. "Iron and Steel Production Facilities" is one of the sectors included in this effort. While the Canadian Government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too early to say whether implementation of required processes will have a material adverse impact on the Company's Canadian operations. The U.S. is not currently a signee of the Kyoto Protocol.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

2002 COMPARED TO 2001

SALES

IPSCO manages its business to maximize total corporate profit dollars, not individual facility profitability. This is done by optimizing internal steelmaking capacity, and augmenting internal steel production with outside feedstock purchases. A drop in the sales of one particular product line may indicate a fall in demand or a deliberate decision by IPSCO to sell less of that product in order to generate a more profitable product mix. Such decisions are taken on the basis of:

     1)  marginal production costs and revenues,

     2) freight rates on raw material and/or steel movements between plants, and

     3)  the cost of delivering products to customers,

all balanced by longer-term strategic requirements.

In reading individual product commentaries the shareholder should bear in mind that the comments reflect the result of corporate profit maximization activities.


                                                                              21
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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



The following table details tons shipped by major product line:

--------------------------------------------------------------------------------
TONS SHIPPED
--------------------------------------------------------------------------------
(in thousands)

                                 2002            2001            2000

Plate and coil                  1,543           1,071             944

Coil processing                   572             490             434
--------------------------------------------------------------------------------
                                2,115           1,561           1,378
--------------------------------------------------------------------------------
Energy tubulars                   382             455             404

Non-energy tubulars               271             295             254

Large diameter pipe               129             134             197
--------------------------------------------------------------------------------
                                  782             874             855
--------------------------------------------------------------------------------
Total                           2,897           2,435           2,233
================================================================================


For a sixth consecutive year IPSCO shipped record tonnage, amounting to 2,896,900 tons, 19% more than a year earlier. This achievement took place in a year when North American apparent steel consumption is expected to be up only modestly.

Revenue of $1.08 billion in 2002 reflects the significantly higher shipments made by the Mobile Steelworks, as well as continued market penetration by coil processing facilities opened over the past few years. Production capabilities have generally improved quarter over quarter following the Mobile commissioning process which concluded in September of 2001.

IPSCO's average unit selling price declined to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products) but also due to continued price competition.

Shipments to U.S. customers reached 2,125,800 tons, over 73% of the total, while Canadian based customers accounted for 771,100 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, indicating that the U.S. market continued to provide the growth in sales.

STEEL MILL PRODUCTS

Shipments of 2,115,000 tons of discrete plate, cut plate and hot rolled coil ("steel mill products") surpassed those of a year earlier by 35%. U.S. destined tons increased by 50% while Canadian tons fell 5%.

IPSCO's average unit selling price for steel mill products improved about 4% on a year-over-year basis primarily as the result of modest price increases and selective commercial practices offset by regional pricing differences. Market conditions did not improve appreciably year-over-year.

Shipments from coil processing facilities were 572,100 tons, 17% higher than a year earlier. Canadian destined shipments were virtually identical to 2001 levels while U.S. shipments rose 26%. The average unit selling price increased 3% on a year-over-year basis. IPSCO's coil processing facilities in Houston, St. Paul,


22
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



and Toronto all make temper-leveled plate products which offer superior flatness, surface quality, and higher strengths without furnace treatment, and which are gaining market share over competitors' cut-to-length plate.

IPSCO estimates that its market share for plate, hot rolled steel coil, and sheet products reached about 5% of combined U.S. and Canadian markets in 2002.

TUBULAR PRODUCTS

About 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of both the Mobile Steelworks ramp-up and a slow market for many tubular product lines. IPSCO produces tubular products from coil at eight facilities. By adding value to the basic steel mill product, profitability is enhanced. Further, because a number of these products involve some degree of customization, they are often less susceptible to unfair price competition from generic imported steel.

Tubular product volume fell 11% from 2001 levels to 782,000 tons. Shipments of these products to U.S. customers fell 4% while shipments to Canadian customers fell 16%. Pipe sales declined due to the soft economy and slow activity within the oil and gas industries. Total shipments of large diameter pipe fell 4% to 129,300 tons from 134,400 tons. Shipments of OCTG and small diameter line pipe fell 14% from 445,000 tons to 381,400 tons. The average number of active drilling rigs fell on a year-over-year basis from 1,156 to 830 in the U.S. and from 341 to 263 in Canada for a combined decrease of 27%. Shipments of non-energy tubulars dropped from 294,800 tons to 271,200 tons, or 8%, primarily because of slower sales of both standard pipe and hollow structural pipe in the U.S.

IPSCO's average unit selling price of energy tubular products fell about 3% while non-energy tubular prices increased about 8% over 2001. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, fell about 2% year-over-year. The selling price decrease experienced by energy tubulars reflected the softer market conditions as evidenced by the 27% drop in drilling rates. The increase in average pricing for non-energy tubulars, however, was primarily the result of significantly higher feedstock costs, some of which were passed on to the ultimate consumer, even though market conditions were not appreciably better in 2002 than 2001.

COST OF SALES

Cost of sales increased 21% to $976.4 million compared to $807.9 million in 2001. Gross margin decreased slightly to 10% of sales from 11% in 2001, reflecting both increased sales of the lower than average margin products from the Mobile Steelworks, and decreased tubular product sales, which generate higher margins. This trend was partially offset by higher pricing for steel mill products and improved production costs at both U.S. steelworks, the result of higher production levels and therefore improved utilization.

The choice of facility at which a given order will be produced is often based on the freight cost to a given customer location. However, some products tend to be unique to one of the steelworks; wide plate and coil to Montpelier and Mobile, narrow alloy plate to Regina. The operating level for a tubular facility is determined by whether or not feedstock is available at a low enough cost such that the facility can

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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



generate an incremental financial return. Given that IPSCO's third party sales of steel mill products (combined with the steel consumption of our own downstream operations) can exceed the capacity of IPSCO's steelworks, individual facilities' operating levels are determined by whether or not purchased steel is available at a suitable price. Thus plant operating levels are constantly adjusted to maximize corporate profitability.

RAW MATERIALS

In 2002, a total of $500 million dollars was spent on major raw materials and consumables for the Company's three steelworks, up by 27% from the $395 million spent in 2001. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

During 2002, IPSCO recycled 3.3 million tons of purchased scrap, the principal raw material for its steel mills, at an average cost per ton about 15% higher than the previous year. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 12% of the Company's overall needs. The remainder was readily available from other parties.

Energy constitutes a significant portion of an electric furnace steelmaker's costs. In 2002 IPSCO's cost per kilowatt-hour edged up just slightly more than 4% due to escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units fell by about 26%. The combination had a negligible impact on production costs.

IPSCO's coil processing and tubular operations consumed 118,200 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 70% below the 389,900 tons consumed a year earlier. The principal reason for the reduction was internal supply available from our steelworks coupled with restricted supply from third parties.

MAINTENANCE AND OTHER EXPENSES

Maintenance is an extremely important cost factor for IPSCO. With newer facilities, IPSCO enjoys lower maintenance costs relative to many competitors with older facilities. IPSCO has separate maintenance reserve accounts for every major production segment of the three steelworks as well as each coil processing and tubular facility. IPSCO provides for the anticipated costs of maintaining these segments (relining furnaces, replacing motors, etc.) based on maintenance schedules and past experience. When IPSCO does have scheduled maintenance shutdowns, like the 14-day outage in Regina last September, most costs to complete the work are charged against the reserves. However, fixed costs, which aren't absorbed into inventory as the result of the shutdown, are expensed as incurred.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



Pension expenses, principally for the defined benefit plans under Canadian labor contracts, increased $2.0 million compared to 2001. One-third of the increase was attributable to benefit improvements granted as part of new labor agreements reached during 2002. Future annual pension expenses are expected to increase significantly (an estimated $5 million in 2003) because of:

         1) increased service costs attributable to the new labor agreements

         2) increased interest costs on benefit obligations which are escalating, and

         3) increased amortization of shortfalls in plan asset investment actual losses relative to expected investment returns incurred over the last two years.

Amortization of capital assets increased by 38% to $51.0 million in 2002 from $37.1 million in 2001. Most of the increase reflects a full year's amortization of the Mobile Steelworks with just a minor increase from other assets placed into service in 2002.

CAPACITY UTILIZATION

Capacity utilization is a key driver of performance for IPSCO. Tons of output are related to the number of production turns at each facility. Theoretically, all production equipment is available for 168 hours a week, less operating downtime for routine maintenance. That is equivalent to operating 7 days per week, 24 hours per day. Therefore, in order to maximize plant and equipment utilization and minimize absorbed cost per ton of output, maximum performance occurs at IPSCO when four crews run the facilities around the clock. Optimum utilization after routine maintenance therefore is 95%.

Capacity, utilization and production are as follows:

--------------------------------------------------------------------------------
Facilities       Capacity (tons)(1)    Utilization %        Production (tons)(2)
--------------------------------------------------------------------------------
(in thousands)
                                    2002    2001    2000    2002    2001    2000

Regina                 1,000          89      94      93     961   1,068   1,041

Montpelier             1,250          91      87      90   1,114     967     980

Mobile(3)              1,250          80      --      --     932     379      --

Coil Processing        1,200          37      38      35     559     502     439

Small Diameter         1,125          58      68      68     588     660     613

Large Diameter           600          34      45      38     142     189     231

1)   In thousands of tons of finished product.

2) In thousands; liquid steel for steelworks; finished production for other facilities.

3) Mobile was not in commercial production until fourth quarter 2001, therefore values are not included for 2000 and 2001.

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------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



STEELMAKING

Production at the Regina Steelworks dropped to 961,200 liquid tons, about 10% less than 2001, primarily because of a 14-day scheduled maintenance outage in September (also reflected in the decline in capacity utilization).

The Montpelier Steelworks recorded production of 1,114,400 liquid tons of steel, more than 15% above 2001. Utilization increased to 91% reflecting product mix considerations, despite a mechanical failure on its static shear and an eight-day scheduled maintenance outage during 2002.

The Mobile Steelworks produced 932,100 tons of liquid steel in 2002 vs. 379,000 tons in 2001. The percentage of prime production is increasing as the operation matures.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.78 for the combined steelworks.

A total of 559,000 tons of coil were processed by IPSCO's coil processing facilities, up 11% over 2001's 501,400 tons, reflecting market share improvements as customers demand higher quality. IPSCO's coil processing facilities include three temper leveling mills which provide the superior gauge control, flatness and surface quality features sought by end-users.

TUBULAR OPERATIONS

IPSCO pipe mills produced 14% fewer tons than a year earlier as a result of the impact of lower drilling activity on demand for energy tubulars and the negative impact of a slow economy on demand for non-energy tubulars. Production of large diameter gas transmission pipe was down 25%, and shipments decreased 4% to 129,300 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, lower than the 45% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.52 identical to 2.52 man-hours in 2001. This was despite the commissioning of new welding equipment on the mid-size mill in Regina.

SELLING, RESEARCH AND ADMINISTRATION EXPENSE

Selling, research and administrative expenses of $55.2 million were 4% lower than the $57.5 million reported in 2001. Bad debt expense was down $5.1 million reflecting the unusually high provisions recorded in 2001. Administrative expenses for the Mobile Steelworks were up $6.1 million reflecting the first full year of operation for that facility. Insurance costs were also $2.0 million higher than 2001, because of well-publicized problems in that industry.

INTEREST ON LONG-TERM DEBT

Interest expense on long-term debt increased to $23.8 million in 2002 compared to $6.6 million in the prior year. Most interest on long-term debt was capitalized to the Mobile Steelworks project during 2000 and 2001 under Canadian Generally Accepted Accounting Principles.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



2001 COMPARED TO 2000

SALES

Sales revenues decreased by 5% to $903.7 million in 2001, reflecting the price erosion that resulted from oversupply conditions largely attributed to dumping of unfairly priced imported steel.

For a fifth consecutive year record tonnage shipments were recorded, amounting to 2,435,100 tons or 9% higher than 2000. This achievement took place in a year when a manufacturing recession saw North American apparent steel consumption fall by 13%.

The average unit selling price declined by about 10% from $421 per ton in 2000 to $380 per ton, but in the last quarter dropped to $366 per ton, partly due to product mix (a higher percentage of steel mill products as compared to tubular products) but more generally indicative of severe price competition.

Shipments to U.S. customers reached 1,570,300 tons, almost 65% of the total, while Canadian based customers accounted for 864,800 tons, about 35%. Despite growth in the Company's total shipments the Canadian figure was 7% below that of 2000, indicating that the U.S. market provided the growth in sales.

STEEL MILL PRODUCTS

Shipments of 1,561,000 tons of steel mill products surpassed those of 2000 by 13%, with the U.S. destined tonnage increasing 21% while Canadian tons fell 4%. In the U.S., unlike 2000 when equipment problems at the Montpelier Steelworks limited IPSCO's ability to service the market, the coming on stream of the new Mobile Steelworks meant that order receipt to delivery times became shorter and therefore more competitive in the second half, resulting in higher sales.

The average unit selling price received by IPSCO for these products dropped almost 13% on a year-overyear basis as the result of supply-demand imbalances caused by the excess supply sited previously. The first quarter of the year saw lower price realizations than the closing quarter of 2000, followed by further erosion in the second quarter, a relatively flat third quarter, followed by an even more significant drop in the fourth.

Coil processing steel shipments were 489,700 tons of the total, 13% higher than 2000. Canadian destined shipments were virtually identical to 2000 levels while U.S. shipments rose 21%.

IPSCO estimated that its market share in the sizes and grades of steel mill products that it sold to third parties reached about 4% of the combined U.S. and Canadian markets in 2001.

TUBULAR PRODUCTS

Tubular products tonnage rose from 855,000 tons in 2000 to 874,200 tons in 2001. This was possible because of IPSCO's diverse product line and ability to address product mix issues based on market conditions. The drop in sales of large diameter oil and gas transmission pipe and non-energy tubulars in Canada exceeded sales increases for OCTG and small diameter line pipe, resulting in an overall 9% drop in shipments to Canadian customers. On the other hand U.S. sales tonnage rose 19% because of higher sales of OCTG and small diameter line pipe as well as non-energy tubulars.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



Total large diameter tonnage fell 32% to 134,400 tons from 197,400 tons. There were no major orders requiring oil or gas transmission pipe 16 inches or greater in diameter. On the other hand the tonnage of oil country tubulars and small diameter line pipe rose 10% from 404,100 tons to 445,000 as the average number of active rigs drilling rose on a year-over-year basis from 916 to 1,155 in the U.S. and from 383 to 392 in Canada. The normal pattern of sales of these products failed to materialize in Canada as weather conditions in the fourth quarter of 2001 proved to be less than conducive to a high drilling rate. Tonnage shipments of non-energy tubulars rose to 294,800 tons from 253,500 tons or 16% primarily because of higher sales of standard pipe in the U.S. Shipments of hollow structurals in both countries and standard pipe in Canada decreased. IPSCO estimates that its market share in North America for tubular products within the size and grade ranges that it manufactures was 8% in 2001.

The average unit selling price of tubulars fell by just under 5%, largely due to substantial price erosion in non-energy tubular products. These products are less sophisticated than higher value added energy tubulars and therefore demonstrate price volatility more or less in line with steel mill products. However, the continued successful penetration of these markets plays an important role in providing diversity and flexibility to deal with market conditions, as mentioned above.

COST OF SALES

Cost of sales increased to $807.9 million from $799.9 million in 2000. Gross income as a percentage of sales was 11%, down from 16% in 2000. This significant decline primarily reflects the detrimental effects of price erosion caused by excess supply including unfairly priced imported steel. In addition, gross margin dropped 1% because the Mobile Steelworks operated below capacity.

RAW MATERIALS

In 2001 a total of $395 million was spent on major raw materials and consumables for the Company's three steelworks, up by 13% from the $351 million expended in 2000. Included in the figure are steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity. The startup of the Mobile Steelworks, with the resultant increase in company-wide steel production, as well as higher unit natural gas prices, exceeded the impact of lower unit scrap costs.

During the year IPSCO recycled some 2.6 million tons of purchased scrap, the principal raw material for its steelmaking, at an average cost per ton that was about 10% lower than the previous year. IPSCO's 91% owned General Scrap Partnership and fully owned IPSCO Direct Inc., an Alberta scrap collection company, provided some 17% of the Company's overall needs.

Energy constitutes a significant portion of an electric furnace steelmaker's costs. In 2001 IPSCO's cost per kilowatt hour edged up just slightly more than 3% as the result of escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units rose by over 50% due to higher costs in the earlier part of the year resulting in additional cost of sales of $10 million. These comparisons exclude Mobile, which was not operating in 2000.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



IPSCO's coil processing and tubular operations consumed 389,900 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 27% below the 534,200 tons used a year earlier. The principal reasons for the reduction were the softer markets and new capacity to source internally from Mobile.

STEELMAKING

Liquid steel production at 2,414,500 tons exceeded the previous year by 19%, reflecting the startup of the new Mobile Steelworks.

Production at the Regina Steelworks reached 1,068,400 liquid tons, just under 3% higher than 2000. Capacity utilization was 94%.

The Montpelier Steelworks recorded production of 967,100 tons of liquid steel, just slightly more than 1% below the year-earlier figure. This translated into an effective utilization rate of 70% because the facility was plagued by original equipment malfunctions and breakdowns.

The new Mobile Steelworks produced 379,000 tons of liquid steel after initial production began at the end of the first quarter. While the first nine months of operation saw the typical issues involved in getting a steel mill of its size up and running, management considers it a success.

The number of man-hours required to produce a ton of finished steel in discrete plate or coil form averaged 0.75 for Montpelier and Regina combined, somewhat higher than the 0.70 reported for 2000, chiefly as the result of the decision to perform certain maintenance functions in-house at Montpelier. Previously these had been undertaken by outside contractors whose manpower statistics are not reported to IPSCO.

A total of 501,400 tons was handled by IPSCO's coil processing facilities, 14% higher than the 439,000 tons in 2000.

TUBULAR OPERATIONS

IPSCO pipe mills produced a record 848,800 tons, 1% higher than a year earlier, despite continuing weak markets for large diameter gas transmission pipe and the negative impact of a slowing economy on the demand for non-energy tubulars.

Average capacity utilization at IPSCO's small diameter pipe mills remained at 68% while production tonnage rose 7% due to the improved efficiencies at the Blytheville, Arkansas pipe works and the Camanche, Iowa pipe works.

The large diameter mills in Regina had 45% utilization, higher than the 38% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.52. This compares to 2.43 man-hours in 2000 and reflects a more labor-intensive product mix rather than a decrease in efficiency.

SELLING, RESEARCH AND ADMINISTRATION EXPENSES

Selling, research and administration expenses decreased 7% in 2001 to $57.5 million from the $62.1 million reported in the prior year.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



Significant costs incurred in 2000 for research and development and for legal and related expenses associated with the Mannesmann Demag lawsuit were not repeated in 2001. These decreases were partially offset by a $4 million increase in allowances for bad debts and expenses incurred by the Mobile Steelworks which were expensed subsequent to the end of its commissioning period ending September 30, 2001. In total, selling, research and administration expenses represent 6% of consolidated sales in 2001, compared to 7% in 2000.

INTEREST ON LONG-TERM DEBT

Interest on long-term debt expensed decreased by 4% to $6.6 million in 2001 after decreasing by 64% to $6.9 million in the prior year. The decrease in interest on long-term debt expensed in 2001 results from the increase in interest capitalized on the Mobile Steelworks more than offsetting increased interest incurred (refer to "Capital Structure"). Interest on long-term debt expensed in 2000 also decreased due to the increase in interest that was capitalized for the Mobile Steelworks.

2002 COMPARED TO 2001 AND 2000

INCOME BEFORE INCOME TAXES, NET INCOME AND NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

Income before income taxes decreased by 48% (20% excluding non-recurring items) to $31.7 million in 2002 as a result of the changes described in the previous sections. These results include one non-recurring transaction during 2002 and two non-recurring transactions during 2001. In 2002 the Company successfully completed the sale of certain assets held for sale and recorded associated pretax income of $6.5 million. In 2001 the Company settled a lawsuit against the turnkey contractor of the Montpelier Steelworks for $49 million. A total of $39 million represented claims for lost business and reimbursement of legal costs and was recorded in other income, and the $10 million balance was used to replace equipment. Additionally in 2001 a non-cash charge of $10 million was recorded to adjust the carrying value of assets held for sale to their estimated net realizable value. Income before income taxes for 2001 decreased by 25% to $60.7 million from $80.8 million in 2000.

Net income decreased by 48% (20% excluding non-recurring items) to $20.3 million in 2002, after having decreased 33% to $38.9 million in 2001. Net income available to common shareholders declined 68% (46% excluding non-recurring items) to $8.9 million in 2002 from $27.4 million in 2001.

EARNINGS PER SHARE

Basic earnings per share fell 72% to $0.19 in 2002 after having fallen 42% to $0.67 in 2001 from $1.15 in 2000. Net non-recurring items represented $0.09 of the $0.19 reported for 2002 and $0.45 of the $0.67 in 2001. Diluted earnings per share fell 71% to $0.19 in 2002 after having fallen 27% to $0.66 in 2001 from $0.91 in 2000.

RETURN ON COMMON SHAREHOLDERS' EQUITY

The return on common shareholders' equity was 1% in 2002, down from 4% in 2001 and 6% in 2000.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



[GRAPHIC OMITTED - BAR CHART]              [GRAPHIC OMITTED - BAR CHART]
SELLING, RESEARCH                          INTEREST ON
AND ADMINISTRATION                         LONG-TERM DEBT
EXPENSES                                   ($ millions)
($ millions)
                                           O0      7
00      62                                 01      7
01      58                                 02     24
02      55



[GRAPHIC OMITTED - BAR CHART]
INCOME BEFORE INCOME TAXES,
NET INCOME AND NET INCOME
AVAILABLE TO COMMON SHAREHOLDERS
($ millions)

                                              NET INCOME AVAILABLE TO
         INCOME BEFORE TAX     NET INCOME      COMMON SHAREHOLDERS
         -----------------     ----------      -------------------
00              81                 58                   47
01              61                 39                   27
02              32                 20                    9



[GRAPHIC OMITTED - BAR CHART]              [GRAPHIC OMITTED - BAR CHART]
DILUTED EARNINGS                           RETURN ON COMMON
PER SHARE                                  SHAREHOLDERS' EQUITY
($ per share)                              (%)

00      0.91                               00    6
01      0.66                               01    4
02      0.19                               02    1

--------------------------------------------------------------------------------
QUARTERLY RESULTS
--------------------------------------------------------------------------------
Results by quarter for 2002, 2001 and 2000 were as follows:


                                            2002            2001           2000
TONS SHIPPED (thousands)
(including Mobile shipments
 during commissioning in 2001)
1st Quarter                                749.5           583.6          590.4
2nd Quarter                                810.9           587.7          559.0
3rd Quarter                                697.8           659.0          524.3
4th Quarter                                638.7           604.8          559.5
                                        ----------------------------------------
Total                                    2,896.9         2,435.1        2,233.2
                                        ========================================

SALES (millions)
(excluding Mobile sales during
 commissioning in 2001)
1st Quarter                             $  271.1        $  232.5       $  257.8
2nd Quarter                                287.6           219.6          236.6
3rd Quarter                                266.9           229.1          223.0
4th Quarter                                256.1           222.5          231.9
                                        ----------------------------------------
Total                                   $1,081.7        $  903.7       $  949.3
                                        ========================================

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREHOLDERS (millions)
1st Quarter                             $   (3.4)       $    5.7       $   15.2
2nd Quarter                                  1.2            28.7           12.3
3rd Quarter                                  1.1             8.5            9.4
4th Quarter                                 10.0           (15.5)           9.9
                                        ----------------------------------------
Total                                   $   (8.9)       $   27.4       $   46.8
                                        ========================================

BASIC EARNINGS (LOSS)
  PER COMMON SHARE
1st Quarter                             $   (0.08)      $    0.14      $    0.37
2nd Quarter                                  0.03            0.70           0.30
3rd Quarter                                  0.02            0.21           0.23
4th Quarter                                  0.21           (0.38)          0.24
Year                                         0.19            0.67           1.15
                                        ========================================

DILUTED EARNINGS (LOSS)
  PER COMMON SHARE
1st Quarter                             $   (0.08)      $    0.14      $    0.33
2nd Quarter                                  0.03            0.57           0.27
3rd Quarter                                  0.02            0.20           0.20
4th Quarter                                  0.19           (0.38)          0.20
Year                                         0.19            0.66           0.91
                                        ========================================


32

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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



ANALYSIS OF IPSCO'S TOTAL CAPITALIZATION

The return on common shareholders' equity for 2002 decreased to 1% from 4% in 2001. This level of return is below the 2002 inflation rates of 3.9% in Canada and 2.4% in the U.S. Inflation rates in Canada and the U.S. in 2001 were 0.7% and 1.6% respectively.

During 2002, IPSCO reduced borrowings under its committed $200 million revolving term bank line by $10.0 million for a total outstanding balance of $118.0 million at December 31, 2002. This contributed to the net decrease in long-term debt to $342.2 million as at December 31, 2002 from $386.8 million at the end of 2001. The Company converted its $50.0 million unsecured demand operating facility to an unsecured committed 364-day facility in 2002. Also, during the year, the Company completed an offering of 6.5 million common shares that netted proceeds of $90.7 million after payment of associated costs.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

IPSCO, a Canadian company, uses U.S. dollars as the basis of reporting and follows Canadian Generally Accepted Accounting Principles (GAAP) in reporting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The 2001 differences were more significant than normal primarily because of the treatment of major transactions associated with start-up and commissioning of the new Mobile Steelworks. The differences in the reported results arising from using U.S. as opposed to Canadian GAAP are summarized in Note 21 to the 2002 financial statements.

CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with Canadian GAAP. The Company's significant accounting polices are discussed in the notes to the consolidated financial statements. The application of these policies requires significant judgments or estimation that can impact financial position, results of operations and cash flows. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

Accounting estimates made by management of the Company are based on an analysis of historical experience and information on current events that is available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Senior management has discussed the development and selection of the critical accounting estimates and the related financial statement disclosure with the Audit Committee of the Board of Directors. Critical accounting policies for the Company that are subject to significant estimates and assumptions are summarized on the following pages.

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------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



VALUATION OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could impact IPSCO's estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has established an allowance for doubtful accounts for losses resulting from the potential that some customers may be unable to make payments. Management continually monitors payment patterns of customers, investigates past-due accounts to assess likelihood of collection and monitors industry and economic trends to derive an estimation of the required allowance. If the financial condition of IPSCO's customers were to deteriorate resulting in an impairment or inability to make payments, additional allowances would be recognized.

INVENTORY VALUATION

Inventories are valued at the lowest of average cost, replacement cost and net realizable value. On a monthly basis IPSCO performs an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, and on an ongoing basis, an analysis is performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

FUTURE INCOME TAX ASSETS

As part of the process of preparing consolidated financial statements IPSCO is required to estimate income taxes in each jurisdiction. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities which are included within the consolidated balance sheet. An assessment is made as to the likelihood that the future tax assets will be recovered from future taxable income. To the extent recovery is not likely a valuation allowance is established.

The Company has recorded a valuation allowance to reduce the recorded future tax assets to an amount that is more likely than not to be realized. In determining the valuation allowance management has utilized certain tax planning strategies considered to be prudent and feasible to allow for the realization of the future tax assets. In the event the probability of realizing the future tax asset does not meet the more likely than not threshold, the valuation allowance would be increased and a corresponding charge against income would be recorded.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



OBLIGATIONS RELATING TO EMPLOYEE PENSION PLANS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense in accordance with GAAP. Various statistical methods which attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the net pension expense and liability recorded by the Company, as well as future funding requirements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows Working capital derived from operations in 2002 was $72.4 million compared to $57.8 million for the year ended December 31, 2001. Cash used for working capital totaled $59.8 million and was primarily comprised of increased receivables due to higher sales levels and increased inventory levels. Inventories were built in anticipation of improved seasonal drilling rates in the oil and gas sector and also to ensure uninterrupted customer service in the event of a work stoppage during the contract negotiations concluded in December 2002. Cash derived from working capital in 2001 totaled $50.5 million. In 2001 lower sales levels and the receipt of 2000 income tax refunds were the main sources of that cash. Net cash derived from operations totaled $12.6 million in 2002, down considerably from the $108.3 million in 2001.

In February 2002, the Company issued 6.5 million shares of common stock for net cash proceeds of $90.7 million, used to pay down debt. The Company also renegotiated the terms of the $200.0 million revolving term facility to increase its flexibility, and converted the $50.0 million demand facility into a committed 364-day facility that expired February 18, 2003 and will not be renewed.

Net repayments of long-term debt (including the revolving term credit facility) during 2002 were $31.1 million, compared to net issuances of $46.9 million in 2001. During 2001, the Company raised $15.0 million from the sale and leaseback of equipment at its Houston coil processing facility. The Company's commitments under this and other sale and leaseback transactions are accounted for as operating leases. Accordingly, the contractual obligations are included in the operating lease section of the commitments table that follows. The $35 million bank indebtedness outstanding at December 31, 2001, was also repaid during 2002.

Interest paid on the Junior Subordinated Notes in 2002 amounted to $8.5 million, the same amount paid in 2001. Dividends to holders of common shares and Series 1 preferred shares amounted to $6.1 million and

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



$5.3 million respectively during 2002, compared to $11.2 million and $5.3 million in 2001. The significant drop in common stock dividend payments is discussed later under Capital Structure. During 2002 $3.0 million was raised from common shares issued pursuant to the share option plan compared with $0.4 million in 2001. In 2002 $1.7 million was invested in General Scrap Partnership, increasing IPSCO's residual participation to 100%. The $2.0 million investment in General Scrap Partnership in 2001 brought IPSCO's participation up to 91%. The effect of exchange rates resulted in a decrease in cash of $0.5 million in 2002, compared to a $3.5 million decrease in 2001. Capital spending in 2002 of $34.2 million was down substantially from $155.8 million spent in 2001, primarily due to the completion of the Mobile Steelworks. Cash received from the sale of assets held for sale during 2002 totaled $1.5 million.

Cash, net of bank indebtedness, increased by $20.4 million during 2002 to $22.9 million. This compares to a decrease of $15.7 million during 2001. There was no short-term bank indebtedness at the end of 2002, compared to $35.0 million outstanding at the end of 2001.

RATINGS

Standard & Poor's (S&P) and Dominion Bond Rating Service (DBRS) lowered their ratings on IPSCO's debt securities in November 2002. Both services cited continuing demand weakness for IPSCO's core products. The corporate credit and senior unsecured debt ratings were lowered by S&P from BBB- to BB+. The preferred stock rating was reduced to P-4 (high) on the Canadian scale (B+ Global scale) from P-3 (BB). DBRS lowered the unsecured debentures and preferred shares to BBB and Pfd-3 from BBB (high) and Pfd-3 (high) respectively. DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity, regardless of how the markets perform in the near term. The ratings changes did not result in additional finance expenses under current outstanding financing arrangements. Improved earnings and successful generation of positive free cash flow will be needed to raise the ratings.

CAPITAL INVESTMENTS

Spending was kept to minimum levels consistent with the slow demand within the North American steel market and the resulting decreased cash generation. Total capital expenditures for 2002 were held to $34.2 million, down significantly from $155.8 million invested in 2001.

In 2002, payments of $5.9 million were made for holdbacks on various equipment supply contracts for the Mobile Steelworks. In 2001, capital outlays for the Mobile Steelworks were $129.1 million. A substantial portion of the 2001 disbursements went to liquidating holdbacks on various equipment supply contracts and for capitalized start-up costs. Also in 2001, under Canadian GAAP, losses during the six-month commissioning period and interest during that period were recorded as capital items. These amounts were $35 million and $14 million respectively.

The Mobile Steelworks operated at 80% effective capacity during 2002, a reasonable rate given the stage of mill development and market demand. Mobile, like Montpelier, is capable of producing coil as well as

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



heavy and light discrete plate. The Mobile Steelworks produced its first liquid steel late in the first quarter of 2001, within the time frame announced at the commencement of the project, but about three months behind the time specified in the construction contract that included a guaranteed-not-to-exceed cost provision. The contractual amount was exceeded and damages of over $60 million are being sought by IPSCO in a court action commenced in September 2001. The defendant has denied liability and asserted certain counterclaims which the Company believes are without merit. The case remains in the discovery stage.

Montpelier capital spending was $8.7 million in 2002 and reflects the benefit of improvements made in 2001 as well as management's control of capital spending. Capital spending for 2001 at Montpelier was $13.1 million.

CAPITAL STRUCTURE

IPSCO strives to maintain a strong balance sheet and a flexible capital structure. The Company believes that the principal indicators of its creditworthiness are its ability to generate cash from operations, its debt to total capitalization percentage, and the degree to which covenants in its existing lending agreements may affect its future ability to access debt markets.

The Company's most restrictive covenant at December 31, 2002 with respect to funded debt requires that funded debt not exceed 50.0% of consolidated tangible net worth. In February 2002 the Company completed negotiations with its banking syndicate partners to amend the covenant to allow that funded debt not exceed 50.0% of consolidated tangible net worth, an increase from the 45.0% in the prior agreement. This amendment added short-term borrowings to the definition of funded debt contained in the existing covenant.

For purposes of this covenant, funded debt includes:

     a)  long-term debt (including the current portion),

     b)  the Junior Subordinated Notes,

     c) the lease of the meltshop and caster equipment at the Montpelier Steelworks,

     d) certain letters of credit, and e) borrowings under the 364-day facility.

At December 31, 2002, the percentage of funded debt, so calculated, to tangible net worth was 38.7% as compared to 43.0% at the end of 2001.

Based on the aforementioned funded debt to tangible net worth covenant, the Company estimates that as at December 31, 2002 up to $363 million in additional funded debt could have been raised while still complying with this covenant. This compares to just $56 million available for draw at the end of 2001. This amount does not include amounts available for draw by the Company under its operating line or that may be available for use by the Company under other methods of financing which would not constitute funded debt for purposes of the Company's lending agreements.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



The Company had a receivables securitization facility arranged through a major Canadian bank that permitted the sale of up to CDN $75.0 million, or the U.S. dollar equivalent, of its Canadian or U.S. accounts receivable. The November 2002 reduction in the Company's debt ratings resulted in a termination event under the agreement. The Company has not sought, and has no plans to seek, a renegotiation of that agreement. No accounts receivable had ever been sold under the agreement.

The ratio of the Company's long-term debt to total capitalization, as calculated based on Canadian GAAP financial statements at the end of 2002 decreased to 24% from 28% as at the end of 2001. The difference between the ratio of the Company's long-term debt to total capitalization and the ratio of the Company's funded debt to tangible net worth as described above results primarily from the differences in the accounting treatment given, under the relevant lending agreement and under Canadian GAAP, to the Company's Junior Subordinated Notes and the Montpelier Steelworks melt shop and slab caster lease.

IPSCO's most restrictive covenant with respect to equity maintenance requires that tangible net worth, as defined by and calculated in accordance with the relevant lending agreement (excluding the Junior Subordinated Notes), be maintained at a minimum of $570 million, plus 50 percent of net income earned after December 31, 1998. The Company's equity exceeded this requirement by $317 million or 48% at December 31, 2002, and by $225 million or 34% at the end of 2001.

As part of the regular review of the dividend level on common shares, IPSCO decided to change the quarterly dividend from CDN $0.125 per share to CDN $0.05 per share in the fourth quarter of 2001. This reduction was made to conserve cash because of short-term uncertainty in the North American steel industry. This dividend rate has been retained due to continued uncertainty.

Even though there are no maintenance interest coverage restrictions related to IPSCO's current borrowings, the number of times that the Company's earnings before interest and taxes can cover its interest on long-term debt ("interest coverage") is an important indication of its ability to issue additional long-term debt.

Interest incurred, capitalized and charged to earnings in 2002, 2001, and 2000 are as follows:

--------------------------------------------------------------------------------
                                 2000            2001            2002
--------------------------------------------------------------------------------
(millions)

Incurred                        $23.8           $26.1           $23.1
Capitalized                        --            19.5            16.2
--------------------------------------------------------------------------------
Charged to Earnings             $23.8           $ 6.6           $ 6.9
================================================================================

IPSCO's interest coverage in 2002 decreased to 2.3 times from 2.6 times in 2001, on an interest-incurred basis. The Mobile commissioning phase was completed in 2001 and no new major projects were initiated, therefore no interest was capitalized in 2002.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



The most restrictive covenant in the Company's lending agreements with respect to working capital requires that the Company maintain a working capital ratio of 1.5:1. The Company comfortably exceeded this requirement with working capital ratios of 2.8:1 and 2.1:1 at the end of 2002 and 2001 respectively.

LIQUIDITY

The principal indicators of IPSCO's liquidity are its cash position and amounts available to be drawn under its bank lines of credit.

The Company has a committed revolving term facility of $200.0 million to March 4, 2005, and had a 364-day facility of $50.0 million to February 18, 2003. These lines of credit can be drawn at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR, in either Canadian or U.S. funds, subject to maintaining the prescribed working capital ratio and other financial covenants. At December 31, 2002, $118.0 million was drawn under the term bank lines and there were no drawings under the 364-day committed line. Letters of credit of $12.1 million were outstanding. In 2003, $35.4 million of long-term debt will mature compared to $21.1 million which was paid in 2002.

During 2002, IPSCO's cash position decreased by $14.6 million to $22.9 million while the working capital ratio increased from 2.1:1 to 2.8:1.

As at December 31, 2002 the committed cost to complete in-process capital projects was $5 million. As at the end of 2001, this amount was $4.7 million. Management, for the second consecutive year, plans to control spending by limiting 2003 investment to under $40 million for new and existing capital programs.

Assuming continuing profitability, IPSCO expects that it will be able to finance future expenditures from its cash position, cash from operations, and its bank lines of credit but may also consider operating lease financing as well as additional debt or equity financing as appropriate.

From time to time IPSCO makes use of interest rate swaps and foreign currency contracts to manage the Company's interest rate and foreign exchange risks. At the end of December 2002, the Company did not have any such contracts outstanding. The Company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the Company must pay for 1,500 gigajoules per day through October 31, 2004. As at December 31, 2002 the unrealized loss under the swap agreement was $0.1 compared to an unrealized loss of $1.9 million at the end of 2001.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



COMMITMENTS

The Company had ongoing commitments under various contractual and commercial obligations at December 31, 2002, as follows:

--------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS (MILLIONS)              PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------
                                            Less than   1 to 3   4 to 5   After
                                      Total   1 year    years    years   5 years

Long-term debt                        $378    $ 35      $247     $ 43     $ 53

Operating leases                       234      30        60       37      107

Other long-term obligations            292      45       107       59       81
--------------------------------------------------------------------------------
Total contractual cash obligations    $904    $110      $414     $139     $241
================================================================================


OFF-BALANCE SHEET ARRANGEMENTS

IPSCO's only significant off-balance sheet arrangements are related to the sale and leaseback of certain equipment and letters of credit. The sale and leaseback arrangements originally totalled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and slab caster, completed in 2000. For Canadian GAAP purposes this transaction was treated as a sale, and the subsequent lease payments as operating expenses. For U.S. GAAP purposes this transaction was recorded as a financing lease, with no recognition of the disposal of the assets. See Note 19 "Commitments" and Note 21 "Significant Differences Between Canadian and United States Generally Accepted Accounting Principles" of the 2002 financial statements for further information. The Company's letters of credit have been previously referred to.

OUTLOOK

Developments in the overall condition of the North American steel business have been well documented through 2002. The end user demand for steel products in IPSCO's target markets has been flat or declining through the year. The impact of the slowing capital goods economy, overlaid with inventory adjustments through the distribution chain, resulted in an inverted saucer-shaped pattern of demand for IPSCO steel products over the last 12 months. Entering 2003 the steel products demand picture appears to be flat at best with some expectations of an improving industrial economy as overall economic recovery occurs. Within this weak demand environment IPSCO continues to consolidate market share gains and to adjust its product mix based on profitability determinations.

Non-energy tubular product demand follows patterns similar to steel mill products demand including the significant distribution channel impact. Energy tubular product demand lagged expectations through 2002 given the underlying oil and natural gas price environment. Outside of the general steel demand pattern however there has been a more sustained pick-up in the demand for OCTG products, starting in December 2002 in Canada and continuing into the first quarter of 2003.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



The major changes in the market for IPSCO products in 2003 however are likely to be on the steel supply side. Significant structural change in the industry has started with major consolidation activity. While most of this activity has had a limited direct impact on IPSCO's major markets this process is still at an early stage and the final outcome is not apparent. In addition the trade issues in steel continue to attract attention both within North America and internationally. To date there appears to be little tangible progress in dealing with excess global capacity. Rapidly shifting patterns of steel sector ownership and production internationally, along with the impact of exchange rates and quota, tariff and other import controlling measures, is resulting in the potential for a continued unsettled pattern of steel trade flows. Within the U.S. the 201 safeguard action is entering year two of its three year cycle with periodic reviews attracting considerable pressure from parties opposed to the President's steel program.

Through all of this restructuring of the North American and international steel industry, IPSCO, based on its world-class facilities, expects to continue to gain market share in the North American steel market.

Pricing is the result of all of the issues noted above. Given the essentially flat or declining demand and uncertainties on the supply side, IPSCO anticipates that the pricing for the majority of its products will be under pressure throughout 2003. Significant downward pressure would result from a further stalled economy or revitalized competitor. It is anticipated however that any further significant downward movement in pricing would be short lived based on the limited capability of the industry producers to sustain such lower prices. Likewise, meaningful price increases will require a more active economy or a material reduction in supply capacity aimed at those markets. Over the next several months IPSCO expects prices, particularly for steel mill products, to decline from fourth quarter 2002 levels based on the competitive pressures noted earlier. However they will be above first half 2002-price levels, which were at record lows. As part of its overall growth plans IPSCO continues to advance its product mix towards higher priced, value added products.

The overall outlook then is one filled with considerable uncertainty based on macro trends. IPSCO's modern and effective supply capability will enable the Company to deal with the anticipated fluctuations in the coming year and remain very well positioned to take advantage as the economy picks up and the industry itself is rationalized.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS



The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection and development of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.


/s/ David Sutherland                    /s/ Robert Ratliff

David Sutherland                        Robert Ratliff
Vice President and Chief Financial      President and Chief Executive Officer
   Officer
January 28, 2003

AUDITORS' REPORT



To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings, and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/ Ernst & Young LLP

Chicago, Illinois
January 28, 2003

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------
As at December 31 (thousands of United States dollars)


                                             NOTES           2002           2001
CURRENT ASSETS
  Cash and cash equivalents                          $     22,859   $     37,492
  Accounts receivable
    Trade, less allowances                                135,421        106,770
    Other, including current portion                       18,331          9,938
      of mortgage receivable                              255,410        239,394
  Inventories                                  3            2,847          2,031
  Prepaid expenses                                         41,402         44,490
                                                     ---------------------------
  Future income taxes                          4          476,270        440,115
                                                     ---------------------------

NON-CURRENT ASSETS
  Capital assets                               5        1,134,357      1,155,901
  Mortgage receivable                          6            5,403             --
  Deferred charges, less amortization                       2,785          2,026
  Deferred pension asset                       7            3,911             --
  Future income taxes                          4          121,586        126,123
                                                     ---------------------------
                                                        1,268,042      1,284,050
                                                     ---------------------------
TOTAL ASSETS                                         $  1,744,312   $  1,724,165
                                                     ===========================

CURRENT LIABILITIES
  Bank indebtedness                            8     $         --   $     35,000
  Accounts payable and accrued charges         9          106,155        121,464
  Accrued payroll and related liabilities                  13,775         15,315
  Income and other taxes payable                               --          2,111
  Current portion of long-term debt            8           35,386         21,100
  Other current liabilities                                16,142         13,926
                                                     ---------------------------
                                                          171,458        208,916
                                                     ---------------------------

LONG-TERM LIABILITIES
  Long-term debt                               8          342,202        386,809
  Deferred pension liability                   7               --            234
  Future income taxes                          4          143,229        142,668
                                                     ---------------------------
                                                          485,431        529,711
                                                     ---------------------------

SHAREHOLDERS' EQUITY
  Preferred shares                            10           98,553         98,545
  Common shares                               11          351,311        256,163
  Subordinated notes                          12          104,250        104,250
  Retained earnings                           13          494,599        491,777
  Cumulative translation adjustment                        38,710         34,803
                                                     ---------------------------
                                                        1,087,423        985,538
                                                     ---------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $  1,744,312   $  1,724,165
                                                     ===========================

Commitments and contingencies               19 & 22


The accompanying notes are an integral part of the consolidated financial statements.


Approved by the Board

/s/ Burton Joyce                                  /s/ David Sutherland

Burton Joyce, Director                            David Sutherland, Director

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars except per share data)

                                           NOTES          2002           2001           2000
Sales                                              $ 1,081,709    $   903,743    $   949.263
                                                   ------------------------------------------

Cost of sales
  Manufacturing and raw material                       925,343        770,788        764,633
  Amortization of capital assets                        51,049         37,107         35,257
                                                   ------------------------------------------
                                                       976,392        807,895        799,890
                                                   ------------------------------------------
Gross income                                           105,317         95,848        149,373
Selling, research and administration                    55,155         57,527         62,076
                                                   ------------------------------------------
Operating income                                        50,162         38,321         87,297

Other expenses (income)
  Interest on long-term debt                   8        23,821          6,634          6,934
  Other interest expense (income), net                     174           (928)          (800)
  Foreign exchange loss                                    938            882            365
  Gain on sale of assets held for sale         6        (6,464)            --             --
  Litigation settlement                       22            --        (39,000)            --
  Provision for loss on assets held for sale   5            --         10,000             --
                                                   ------------------------------------------

Income before income taxes                              31,693         60,733         80,798

Income taxes                                   4        11,414         21,865         23,125
                                                   ------------------------------------------

NET INCOME                                              20,279         38,868         57,673

Dividends on preferred shares,
  including part VI.I tax                     10         5,608          5,692          5,935

Interest on subordinated notes,
  net of income tax                           12         5,771          5,771          4,890
                                                   ------------------------------------------

NET INCOME AVAILABLE TO
  COMMON SHAREHOLDERS                              $     8,900    $    27,405    $    46,848
                                                   ==========================================

EARNINGS PER COMMON SHARE
  BASIC                                       14   $      0.19    $      0.67    $      1.15
                                                   ==========================================
  DILUTED                                     14   $      0.19    $      0.66    $      0.19
                                                   ==========================================

RETAINED EARNINGS AT BEGINNING OF YEAR             $   491,777    $   475,551    $   442,571
NET INCOME                                              20,279         38,868         57,673
                                                   ------------------------------------------
                                                       512,056        514,419        500,244
Dividends on preferred shares,
  including part VI.I tax                     10         5,608          5,692          5,935
Interest on subordinated notes,
  net of income tax                           12         5,771          5,771          4,890
Dividends on common shares                    13         6,078         11,179         13,748
Issue costs, net of income tax                12            --             --             --

                                                   ------------------------------------------
RETAINED EARNINGS AT END OF YEAR                   $   494,599    $   491,777    $   475,551
                                                   ==========================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars)

                                                        NOTES          2002           2001           2000
CASH DERIVED FROM (APPLIED TO)
  Operating activities
    Working capital provided by operations               15     $    72,397    $    57,766    $    92,166
    Change in non-cash operating working capital         15         (59,795)        50,557        (69,412)
                                                                ------------------------------------------
                                                                     12,602        108,323         22,754
                                                                ------------------------------------------
  Financing activities
    Proceeds from issuance of common shares              11          90,670             --             --
    Proceeds from issuance of common shares
      pursuant to share option plan                      11           2,953            391            115
    Common share dividends                                           (6,078)       (11,179)       (13,748)
    Preferred share dividends                                        (5,254)        (5,337)        (5,540)
    Issue of subordinated notes, net of issue costs      12              --             --         89,824
    Subordinated notes interest                                      (8,500)        (8,500)        (3,161)
    Proceeds from sale-leaseback of capital assets       19              --         15,000        158,001
    Issue of long-term debt                               8          83,300        120,000         70,000
    Repayment of long-term debt                           8        (114,400)       (73,100)       (21,200)
                                                                ------------------------------------------
                                                                     42,691         37,275        274,391
                                                                ------------------------------------------
  Investing activities
    Expenditures for capital assets                      16         (34,211)      (155,775)      (368,190)
    Proceeds from sale of assets held for sale            6           1,466             --             --
    Investment in partnership                            17          (1,706)        (1,993)        (2,075)
                                                                ------------------------------------------
                                                                    (34,451)      (157,768)      (370,265)
                                                                ------------------------------------------
  Effect of exchange rate changes on cash
    and cash equivalents                                               (475)        (3,489)        (3,560)
                                                                ------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS LESS BANK INDEBTEDNESS                            20,367        (15,659)       (76,680)

CASH AND CASH EQUIVALENTS LESS BANK
  INDEBTEDNESS AT BEGINNING OF YEAR                                   2,492         18,151         94,831
                                                                ------------------------------------------
CASH AND CASH EQUIVALENTS LESS BANK
  INDEBTEDNESS AT END OF YEAR                                   $    22,859    $     2,492    $    18,151
                                                                ==========================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
IPSCO INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars except per share data)



1.       NATURE OF OPERATIONS

IPSCO Inc. is a producer of steel products. The Company's products are sold primarily in Canada and the United States.

The Company currently employs approximately 2,300 people, of whom approximately 56% are non-unionized personnel and approximately 44% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 89% of the Company's unionized employees.

In 2002, 2001 and 2000, no individual customer accounted for 10% of sales. At December 31, 2002 and 2001, no customer represented 10% of the accounts receivable balance.

2.       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21.

REPORTING CURRENCY

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions are eliminated on consolidation.

CASH EQUIVALENTS

Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

INVENTORIES

Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

Amortization is provided on the straight-line basis at the following annual rates:

         Buildings                  4%

         Machinery and Equipment    4% to 33%

Amortization is provided on all assets acquired as they come into production. For certain major projects, the units-of-production method is used until a substantial level of production is reasonably sustained.

REPAIR AND MAINTENANCE COSTS

Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

DEFERRED CHARGES

Financing costs relating to long-term debt are deferred and amortized over the term of the related debt and included in interest expense for the year.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. This standard requires that goodwill and intangible assets with indefinite lives are no longer amortized; rather, their carrying value is reviewed annually for impairment. The adoption of this standard did not materially affect the Company.

PENSION EXPENSE AND DEFERRED PENSION BALANCE

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

         CASH AND CASH EQUIVALENTS

         The carrying value of cash and cash equivalents approximates its fair value.

         MORTGAGE RECEIVABLE

         The fair value of the mortgage receivable has been estimated based on current rates for similar instruments with similar maturities.At December 31, 2002, the estimated fair value of the mortgage receivable was $6,332.

         LONG-TERM DEBT

         The fair value of the Company's long-term debt has been estimated based on current market prices.Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

         NATURAL GAS SWAP

         The Company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the Company must pay for 1,500 gigajoules per day from November 1, 2001 through October 31, 2004. As at December 31, 2002 the unrealized loss under the swap agreement was $78 (2001 - $1,892).

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         STOCK BASED COMPENSATION

         The Company has a share option plan as described in Note 11 (c). No compensation expense is recognized when the share options are issued to employees since the options are issued at market value on the date of the grant. Any consideration paid by employees on exercise of share options is credited to share capital.

         The Company has a deferred share unit plan as described in Note 11 (d). Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

         REVENUE RECOGNITION

         Sales and related costs are recognized upon transfer of ownership which coincides with acceptance of and shipment of products to customers.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company enters into hedging transactions, from time to time, in order to manage its exposure to changes in energy commodity prices. Gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

         RECLASSIFICATION

         Certain of the prior year's figures have been reclassified to conform with the presentation adopted for the current year.

3.       INVENTORIES
                                                    2002            2001

         Finished goods                         $ 99,489        $105,105
         Work-in-process                          70,492          62,029
         Raw materials                            31,831          18,755
         Supplies                                 53,598          53,505
                                                ------------------------
                                                $255,410        $239,394
                                                ========================
4.       INCOME TAXES

         a) The components of income (loss) before income taxes are summarized below:


                                                2002       2001        2000

         Canada                              $48,452    $61,033     $77,785
         United States                       (16,759)      (300)      3,013
                                             ------------------------------
                                             $31,693    $60,733     $80,798
                                             ==============================

         b)       The provision for income taxes is summarized as follows:


                                                2002       2001        2000

         Current
           Canada                            $ 3,695   $ 30,501     $23,003
           United States                      (3,169)     5,020      (4,819)
                                             ------------------------------
                                                 526     35,521      18,184
                                             ------------------------------
         Future
           Canada                             14,642     (5,995)      6,649
           United States                      (3,754)    (7,661)     (1,708)
                                             ------------------------------
                                              10,888    (13,656)      4,941
                                             ------------------------------
                                             $11,414   $ 21,865     $23,125
                                             ==============================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

                                             2002            2001           2000

         Corporate income tax rate          41.1%           45.9%          46.1%
                                        ----------------------------------------
         Provision for income taxes
            based on corporate income
            tax rate                    $ 13,026        $ 27,870       $ 37,240

         Increase (decrease) in taxes
            resulting from

            Manufacturing and processing
               profit                     (6,604)         (6,748)        (9,672)

            Large corporation tax            895             880            857

            Income taxed at different
               rates in the United States  3,000          10,800          8,000

            Valuation allowance            3,474           1,015            206
                                        ----------------------------------------
            Other                       $ 11,414        $ 21,865       $ 23,125
                                        ========================================

         d)       Future income taxes are comprised of the following:


                                                     2002            2001
         Future tax assets

            Accounting provisions not
               currently deductible for
               tax purposes                     $  37,100       $  34,669

            Capitalized general and
               administration                       4,296           9,821

            Net operating loss carry-forwards     141,852         141,942

            Pension expense in excess of
               contributions                           --             517

            Other                                   1,540           2,464
                                                -------------------------
         Total future tax assets                  184,788         189,413
                                                -------------------------
         Future tax liabilities

            Tax depreciation in excess of
               accounting amortization            133,671         129,958

            Pension contributions in excess
               of expense                           1,420              --

            Foreign exchange gain on debt           3,414           9,128

            Other                                   4,724           3,582
                                                -------------------------
         Total future tax liabilities             143,229         142,668
                                                -------------------------
         Valuation allowance                       21,800          18,800
                                                -------------------------
         Net future income tax asset            $  19,759       $  27,945
                                                =========================

         e) At December 31, 2002, United States subsidiaries of the Company had accumulated net operating losses carried forward of $355,179 for which the future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2021. In determining the valuation allowance for net future income taxes at December 31, 2002, the Company has considered certain tax planning strategies that it believes to be prudent and feasible.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



5.       CAPITAL ASSETS

                                                 2002                                      2001
                                              ACCUMULATED                               ACCUMULATED
                                    COST     AMORTIZATION       NET           COST     AMORTIZATION       NET
                                --------------------------------------    --------------------------------------
         Land and land
           improvements         $   55,789    $       --    $   55,789    $   55,741    $       --    $   55,741

         Buildings                 312,724        38,775        93,949       130,165        33,956        96,209

         Machinery and
           equipment             1,213,168       257,450       955,718     1,166,975       212,889       954,086

         Construction
           in progress              14,085            --        14,085        35,184            --        35,184
                                --------------------------------------    --------------------------------------
                                 1,415,766       296,225     1,119,541     1,388,065       246,845     1,141,220

         Assets held for sale       24,931        10,115        14,816        26,441        11,760        14,681
                                --------------------------------------    --------------------------------------
                                $1,440,697    $  306,340    $1,134,357    $1,414,506    $  258,605    $1,155,901
                                ======================================    ======================================

         During the year, $nil (2001 - $20,523, 2000 - $17,055) of interest costs were capitalized in connection with major capital asset projects.

         Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the Company wrote down the carrying value of these assets by $10,000 to reflect the Company's valuation. The Company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as in estimating the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of net sales value could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See Note 6 for discussion of asset sales.

6.       MORTGAGE RECEIVABLE AND SALE OF ASSETS HELD FOR SALE

         During 2002, the Company sold certain of its assets held for sale for cash of $1,466 and a mortgage of $6,338. The transaction resulted in gain of $6,464. The mortgage bears interest at 5% for the first two years, and at bank prime plus 1/2% for the remaining term. Minimum principal payments due in each of the next five years are as follows:


         2003                           $  954
         2004                              954
         2005                              954
         2006                              954
         2007                            2,541
                                        ------
                                         6,357
         Current portion, included in
           other accounts receivable       954
                                        ------
                                        $5,403
                                        ======

7.       PENSION PLANS

         The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 5% of each participating employee's annual earnings.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Pension plan assets are invested in Canadian and U.S. equities and Canadian fixed income instruments with no investment in securities of the Company. During 2002, amendments were made to increase benefits payable under plans for the Company's Canadian unionized employees.

         Net pension expense attributable to the Company's pension plans for 2002, 2001, and 2000 included the following components:


                                                       2002      2001      2000
          Defined benefit plans

            Service cost for benefits earned        $ 3,288   $ 2,966   $ 2,899
            Interest cost on benefit obligations      7,029     6,389     6,522
            Expected return on plan assets           (6,993)   (7,303)   (6,965)
            Net amortization                            443        --        --
                                                    ---------------------------
                                                      3,767     2,052     2,456

         Defined contribution plans                   3,050     2,743     1,917
                                                    ---------------------------
         Net pension expense                        $ 6,817   $ 4,795   $ 4.373
                                                    ===========================

         The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31, 2002 and 2001:

                                                                2002       2001

         Benefit obligation at beginning of year             $ 97,449  $101,256
         Service cost for benefits earned                       3,440     3,088
         Interest cost on benefit obligation                    7,029     6,389
         Plan amendments                                        8,344        --
         Actuarial losses (gains)                              11,076      (701)
         Benefit payments                                      (6,603)   (6,587)
         Currency translation                                   1,162    (5,996)
                                                             -------------------
         Benefit obligation at end of year                    121,897    97,449
                                                             -------------------
         Market value of plan assets at beginning
           of year                                             87,554    94,101
         Actual return on plan assets                          (5,328)     (484)
         Employer contributions                                 7,809     5,855
         Plan participants contributions                          253       158
         Benefit payments                                      (6,603)   (6,587)
         Currency translation                                   1,092    (5,489)
                                                             -------------------
         Market value of plan assets
           at end of year                                      84,777    87,554
                                                             -------------------
         Funded status at end of year                         (37,120)   (9,895)
         Item not recognized in earnings
           Unamortized actuarial losses and
             plan amendments                                   41,031     9,661
                                                             -------------------
         Deferred pension asset (liability)                  $  3,911  $   (234)
                                                             ===================

         Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

                                                                 2002      2001

         Projected benefit obligation                        $116,272  $ 67,721
                                                             ===================
         Accumulated benefit obligation                      $111,783  $ 65,961
                                                             ===================
         Market value of plan assets                         $ 79,702  $ 59,012
                                                             ===================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as at December 31, 2002 and 2001 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees' average remaining service life.

                                                                 2002     2001

         Weighted average discount rate                          6.6%     6.6%
         Expected long-term rate of return on plan assets        7.0%     8.0%
         Weighted average rate of compensation increase          3.8%     3.7%


8.       DEBT

         (a)      Long-term debt

                                                                     CARRYING VALUE           FAIR VALUE
                                                                     2002       2001        2002       2001
                                                                 -------------------    -------------------
         10.58%   Unsecured note, payable in three
                  remaining equal annual installments
                  with the next payment due
                  September 1, 2003                              $  3,300   $  4,400    $  3,576   $  4,774

         6.94%    Unsecured notes, payable in two
                  remaining equal annual installments
                  with the next payment due
                  April 1, 2003                                    40,000     60,000      40,541     61,061

         7.32%    Unsecured notes, payable in seven
                  equal annual installments
                  commencing April 1, 2003                        100,000    100,000     104,230     99,500

         7.80%    Unsecured debentures, (CDN $100,000)
                  maturing and payable
                  December 1, 2006                                 63,573     62,794      63,605     65,639

         6.00%    Unsecured loan, maturing and payable
                  June 1, 2007. The Company has the option
                  at maturity to extend the term of the
                  loan to no later than June 1, 2027 at
                  an interest rate to be negotiated                14,715     14,715      14,566     13,584

         8.11%    Unsecured financing, maturing and payable
                  November 1, 2009.  The Company has the
                  option at maturity to extend the term of
                  the loan to no later than November 1,
                  2029 at an interest rate to be negotiated        28,000     28,000      29,459     27,890

         6.875%   Unsecured financing, maturing and payable
                  May 1, 2010. The Company has the option
                  at maturity to extend the term of the
                  loan to no later than May 1, 2030 at an
                  interest rate to be negotiated                   10,000     10,000       9,797      9,181

         Various Bank lines of credit (b)                         118,000    128,000     118,000    128,000
                                                                 -------------------    -------------------
                                                                  377,588    407,909     383,774    409,629
         Less current portion of long-term debt                   (35,386)   (21,100)    (41,330)   (23,529)
                                                                 -------------------    -------------------
                                                                 $342,202   $386,809    $342,444   $386,100
                                                                 ===================    ===================

         Fair value of debt has been estimated on the basis described in Note 2.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         b)       Bank lines of credit

         At December 31, 2002, the Company had bank lines of credit aggregating U.S. $250,000 (2001 - U.S. $250,000), which can be drawn in Canadian or U.S. currency, of which U.S. $118,000 (2001 - U.S. $163,000) had been drawn down other than letters of credit of CDN $13,049, U.S. $3,775 (2001 - CDN $13,413, U.S. $3,775). Bank lines of credit are comprised of a U.S. $200,000 (2001 - U.S. $200,000) revolving term facility that expires March 4, 2005 and a U.S. $50,000 (2001 - U.S. $50,000) 364-day
         facility that expires February 18, 2003. Both facilities bear interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and are not secured by specific assets of the Company.

         At December 31, 2002, a partnership in which the Company has a 100% (2001 - 91%) residual interest had short-term bank lines of credit aggregating CDN $16,652 (2001 - CDN $16,652) of which CDN $Nil (2001 - CDN $Nil) had been drawn down. These bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of the partnership.

         Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

         2003                    $ 35,386
         2004                      35,386
         2005                     133,386
         2006                      77,859
         2007                      29,001
                                 --------
                                  311,018
         2008 - 2010               66,570
                                 --------
                                 $377,588
                                 ========


9.       ACCOUNTS PAYABLE AND ACCRUED CHARGES

         Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At December 31, 2002 and 2001, the amounts accrued are $16,115 and $13,578 respectively.


10.      PREFERRED SHARES

         a)       Authorized

         The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

         The Company has issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

         The Series 1 Preferred Shares are non-voting. However, if the Company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting. The Series 1 Preferred Shares may be redeemed in whole or in part by the Company at any time on or after May 15, 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after May 15, 2004, the Company may elect to convert each Series 1 Preferred Share into that number of common shares determined 54 Notes to Consolidated Financial Statements by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares. In addition, on or after August 15, 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares subject to the Company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

         Unless all dividends are paid to the most recent dividend date, the Company may not: 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

         The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the Company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

         b)       Issued

         The Series 1 Preferred Shares amount at December 31 is comprised of:


                                                2001                  2002
                                          NUMBER    AMOUNT      NUMBER    AMOUNT
                                       -------------------   -------------------
         Issued for cash               6,000,000  $097,829   6,000,000  $097,829
         Accrued dividends                    --       724          --       716
                                       -------------------   -------------------
         Balance at end of year        6,000,000  $098,553   6,000,000  $098,545
                                       ===================   ===================


11.      COMMON SHARES

         a)       Authorized

         The Company is authorized to issue unlimited common shares.

         b)       Issued

         In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 have been reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

         In July 2002, the Company granted 4,400 restricted shares to an officer of the Company whose salaried compensation was reduced by the fair value of the shares at the date of the award. Compensation expense was recorded in an amount equal to the fair market value of the shares as at the date of the grant. The rights of the recipient to dispose of the shares are restricted for three years from the date of the grant.

         Following is the continuity of common shares outstanding:

                                                  2002                     2001                     2000
                                            NUMBER    AMOUNT         NUMBER    AMOUNT         NUMBER    AMOUNT
                                        --------------------     --------------------     --------------------
         Balance at
           beginning of year            40,843,536  $256,163     40,812,936  $255,772     40,796,436  $255,657
         Issued for cash                 6,500,000    92,195             --        --             --        --
         Issue of restricted shares          4,400        61             --        --             --        --
         Exercise of share options         319,551     2,892         30,600       391         16,500       115
                                        --------------------     --------------------     --------------------
         Balance at end of year         47,667,487  $351,311     40,843,536  $256,163     40,812,936  $255,772
                                        ====================     ====================     ====================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


         c)       Share Option Plan

         The Company has a share option plan under which common shares are reserved for directors, officers and employees. These options, which are exercisable within 10 years, are to be granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2002 expire between 2003 and 2012.

         Following is the continuity of granted options outstanding in Canadian dollars:

                                            2002                   2001                   2000
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                               EXERCISE               EXERCISE               EXERCISE
                                      NUMBER      PRICE      NUMBER      PRICE      NUMBER      PRICE
                                   --------------------   --------------------   --------------------
         Balance at
           beginning of year       3,311,955     $22.47   3,085,959     $22,70   2,471,325     $24.39
         Options granted             439,500      22.22     284,885      20.00     654,760      16.13
                                   ---------              ---------              ---------
                                   3,751,455      22.44   3,370,844      22.48   3,126,085      22.66
         Options exercised          (319,551)     14.28     (30,600)     19.71     (16,500)     10.33
         Options cancelled           (10,500)     27.98     (28,289)     26.76     (23,626)     25.14
                                   ---------              ---------              ---------
         Balance at end of year    3,421,404      23.18   3,311,955      22.47   3,085,959      22.70
                                   =========              =========              =========

         Following is the continuity of common shares reserved for future option grants under the share option plan:

                                                2002       2001       2000

         Balance at beginning of year        696,558    203,154    834,288
         Options approved                         --    750,000         --
         Options granted                    (439,500)  (284,885)  (654,760)
         Restricted shares issued             (4,400)        --         --
         Options cancelled                    10,500     28,289     23,626
                                            -------------------------------
         Balance at end of year              263,158    696,558    203,154
                                             ==============================

         Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at December 31, 2002:

                                                        WEIGHTED     WEIGHTED
                                                         AVERAGE      AVERAGE
                                                        EXERCISE  CONTRACTUAL
                                               NUMBER      PRICE         LIFE
                                            ---------------------------------
         Balance of options outstanding
           at year end within the
           following ranges:

         $10.00 to $19.99                   1,389,079     $16.91          4.9
         $20.00 to $29.99                   1,181,200      21.74          5.3
         $30.00 to $50.00                     851,125      35.41          4.5
                                            ---------
                                            3,421,404      23.18          4.9
                                            =========

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at December 31, 2002:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                                        EXERCISE
                                                               NUMBER      PRICE
                                                            --------------------
         Balance of options exercisable at year end within the following ranges:

         $16.82 $10.00 to $19.99                            1,329,578     $16.82
         $20.00 to $29.99                                     731,700      21.46
         $30.00 to $50.00                                     844,225      35.32
                                                            ---------
                                                            2,905,503      23.36
                                                            =========

         d)       Deferred Share Unit Plan

         The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

         e)      Additional Disclosure

         Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

         The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2002, 2001 and 2000 respectively: risk-free interest rates of 3.6%, 4.8% and 5.8%; dividend yields of 0.9%, 2.5% and 3.1%; volatility factors of the expected market price of the Company's common stock of .44, .40 and .35; and a weighted-average expected life of the options of 1.0 year. The weighted-average grant-date fair value of the options granted during 2002 was $4.05 (2001 - $3.33, 2000 - $2.70).

         The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma information follows:

                                                   2002        2001       2000

         Pro forma net income                    $19,304    $37,391    $55,720
                                                 =============================
         Pro forma net income available to
           common shareholders                   $ 7,925    $25,928    $44,895
                                                 =============================
         Pro forma earnings per common share:
           Basic                                 $  0.17    $  0.64    $  1.10
                                                 =============================
           Diluted                               $  0.17    $  0.63    $  0.88
                                                 =============================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



12.      SUBORDINATED NOTES

         During 2000 and 1999, respectively, the Company issued $90,000 and $10,000 incremental rate junior subordinated notes maturing December 31, 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten year period ending December 10, 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the Company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the Redemption Amount) and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (hereafter referred to as the Maturity Amount).

         The Company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares to a trustee. The trustee would sell the Company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

         The Company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the Company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

         The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the Company has the ability to settle the amounts by issuing its own common shares. In 2000, the related issue expenses of $176, $120 net of income taxes, were charged to retained earnings.

13.      DIVIDENDS

         The most restrictive covenant pertaining to dividend payments in the Company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after December 31, 1998. At December 31, 2002, the Company's shareholders' equity exceeded this requirement by $316,787.

         Dividends on common shares totalled CDN $0.20 per share in 2002 (2001-CDN $0.425 per share, 2000-CDN $0.50 per share).

14.      EARNINGS PER COMMON SHARE

         Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the actual shares outstanding and share equivalents that would arise from the exercise of share options and deferred share units, and the conversion of preferred shares and subordinated notes. Out-of-themoney share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Preferred shares and subordinated notes have been excluded from the calculation in 2002 as they are anti-dilutive.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         The per share amounts disclosed on the Consolidated Statements of Income and Retained Earnings are based on the following:

                                                                     2002           2001           2000

         Numerator for basic earnings per share
           Net income available to common shareholders        $     8,900    $    27,405    $    46,848
         Dividends on preferred shares,
           including part VI.I tax                                     --          5,692          5,935
         Interest on subordinated notes, net of income tax             --          5,771          4,890
                                                              -----------------------------------------
         Numerator for diluted earnings per share             $     8,900    $    38,868    $    57,673
                                                              =========================================
         Common shares outstanding - January 1                 40,843,536     40,812,936     40,796,436
         Additional shares issued                               5,638,318         19,282          9,183
                                                              -----------------------------------------
         Denominator for basic earnings per share              46,481,854     40,832,218     40,805,619
         Adjustment for share options                             366,999        231,360        145,195
         Adjustment for deferred share units                       44,176         29,435          7,449
         Adjustment for preferred shares                               --      8,841,623     12,600,969
         Adjustment for subordinated notes                             --      8,971,601      9,796,926
                                                              -----------------------------------------
         Denominator for diluted earnings per share            46,893,029     58,906,237     63,356,158
                                                              =========================================


15.      CASH DERIVED FROM (APPLIED TO) OPERATING ACTIVITIES

                                                                     2002           2001           2000

         Working capital provided by operations
           Net income                                         $    20,279    $    38,868    $    57,673
           Gain on sale of assets held for sale                    (6,464)            --             --
           Non-cash portion of litigation settlement                   --        (11,000)            --
           Non-cash provision for loss on assets
             held for sale                                             --         10,000             --
           Amortization of capital assets                          51,049         37,107         35,257
           Amortization of deferred charges                           813            549            544
           Deferred pension expense                                (4,168)        (3,958)        (6,201)
           Income taxes allocated to future years                  10,888        (13,656)         4,941
           Other                                                       --           (144)           (48)
                                                              ------------------------------------------
                                                              $    72,397    $    57,766    $    92,166
                                                              ==========================================
         Change in non-cash operating working capital
           Trade receivables                                  $   (28,651)   $    28,642    $   (24,069)
           Other receivables                                       (7,439)        21,099        (22,034)
           Inventories                                            (16,016)       (13,436)       (13,576)
           Prepaid expenses                                          (816)           600            127
           Accounts payable and accrued charges                    (8,168)         6,916         (5,795)
           Accrued payroll and related liabilities                 (1,540)        (1,523)        (1,492)
           Income and other taxes payable                             619          4,841         (4,851)
           Other current liabilities                                2,216          3,418          2,278
                                                              ------------------------------------------
                                                              $   (59,795)   $    50,557    $   (69,412)
                                                              ==========================================

16.      EXPENDITURES FOR CAPITAL ASSETS

                                                                     2002           2001           2000

         Additions to capital assets                          $    28,265    $   155,007    $   374,473
         Decrease (increase) in accounts payable
           and accrued charges for capital expenditures             5,946            768         (6,283)
                                                              ------------------------------------------
                                                              $    34,211    $   155,775    $   368,190
                                                              ==========================================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



17.      INVESTMENT IN PARTNERSHIP

         A partnership formed between the Company and Jamel Metals Ltd. (Jamel), formerly General Scrap & Car Shredder Ltd. (General Scrap), purchased the Canadian scrap metal operations of General Scrap and the shares of Sametco Auto Inc., an automotive parts operation, effective April 1, 1997 for approximately $24,131, including the assumption of debt. IPSCO's interest in the capital of the partnership is 100% at December 31, 2002 (2001 - 91%). In 2002, the Company contributed $1,706 in exchange for the remaining 9% interest (2001 - $1,993 for an additional 10% interest). The partnership agreement requires annual payments of $1.3 million to Jamel through 2007 for services and land use.

18.      SEGMENTED INFORMATION

         The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

         Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                     2002           2001           2000

         Sales
           Canada                                             $   365,854    $   395,841    $   463,860
           United States                                          715,855        507,902        485,403
                                                              ------------------------------------------
                                                              $ 1,081,709    $   903,743    $   949,263
                                                              ==========================================
        Capital Assets
           Canada                                             $   186,377    $   195,390
           United States                                          947,980        960,511
                                                              --------------------------
                                                              $ 1,134,357    $ 1,155,901
                                                              ==========================

         Sales information by product group is as follows:

                                                                     2002           2001           2000

         Steel mill products                                  $   687,439    $   458,625    $   492,463
         Tubular products                                         394,270        445,118        456,800
                                                              ------------------------------------------
                                                              $ 1,081,709    $   903,743    $   949,263
                                                              ==========================================

19.      COMMITMENTS

         a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

                  2003                  $ 30,075
                  2004                    25,434
                  2005                    18,236
                  2006                    16,568
                  2007                    18,010
                                        --------
                                         108,323
                  2008 - 2015            125,364
                                        --------
                                        $233,687
                                        ========

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         Rental expenses incurred under operating leases during 2002, 2001 and 2000 were $23,152, $26,858 and $10,839 respectively.

         In 2001, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5 year lease term.

         In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment.

         In December 2000, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five year lease term.

         b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2017.

         Payments required under these contracts are as follows:

         2003                   $ 39,629
         2004                     37,952
         2005                     37,102
         2006                     32,328
         2007                     30,846
                                --------
                                 177,857
         2008 - 2017             109,930
                                --------
                                $287,787
                                ========

         c) At December 31, 2002, commitments to complete capital programs in progress total $5,021.

20.      SUPPLEMENTAL INFORMATION


                                                      2002       2001       2000

        Allowance for doubtful accounts            $ 9,170    $10,326    $ 6,122
                                                   =============================
        Doubtful accounts charged to expense          (706)     4,435         11
                                                   =============================
        Interest income                                819      1,561      4,866
                                                   =============================
        Other interest expense                         993        633      4,066
                                                   =============================
        Miscellaneous income                         1,391      1,477      2,022
                                                   =============================
        Research and development expense             1,391      1,306      5,507
                                                   =============================
        Interest paid                               20,856     25,466     25,219
                                                   =============================
        Income tax installments paid                12,289     26,304     60,402
                                                   =============================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



21. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

         a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                    2002           2001           2000

         Net income as reported under Canadian GAAP          $    20,279    $    38,868    $    57,673
         Adjustments relating to the capitalization
           of interest (i)                                            --         (8,908)          (758)
         Adjustments relating to commissioning costs (ii)             --        (22,776)       (16,356)
         Adjustments relating to amortization of
           capital assets (iii)                                   (1,839)        (4,126)           998
         Adjustments relating to subordinated notes (iv)          (5,771)        (5,771)        (4,890)
         Adjustments relating to sale-leaseback (v)               (1,404)        (1,014)          (709)
         Adjustments relating to change in
           accounting principles (vi)                                 --             --         (8,977)
         Adjustments relating to natural gas hedge (vii)             736             (8)            --
         Adjustments relating to valuation allowance
           on net future income tax asset (viii)                  26,700        (37,200)            --
                                                             ------------------------------------------
         Net income (loss) in accordance with U.S. GAAP           38,701        (40,935)        26,981
         Dividends on preferred shares
           including part VI.I tax                                (5,608)        (5,692)        (5,935)
                                                             ------------------------------------------
         Net income (loss) available to common
           shareholders in accordance with U.S. GAAP         $    33,903    $   (46,627)   $    21,046
                                                             ==========================================
         Earnings (loss) per common share:
           United States
             Basic                                           $      0.71    $     (1.14)   $      0.52
                                                             ==========================================
             Diluted (ix)                                    $      0.66    $     (1.14)   $      0.50
                                                             ==========================================
         Common shares outstanding - January 1                40,843,536     40,812,936     40,796,436
         Additional shares issued                              5,638,318         19,282          9,183
                                                             ------------------------------------------
         Denominator for basic earnings per share             46,481,854     40,832,218     40,805,619
         Adjustment for share options                            366,999             --        145,195
         Adjustment for deferred share units                      44,176             --          7,449
         Adjustment for preferred shares                      10,328,336             --     12,600,969
         Adjustment for subordinated notes                    10,373,134             --      9,796,926
                                                             ------------------------------------------
         Denominator for diluted earnings per share           67,594,499     40,832,218     63,356,158
                                                             ==========================================


         i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

         ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

         iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the Company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

         v) United States GAAP requires the financing method of accounting for the Montpelier Steelworks sale-leaseback transaction. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

         vi) United States GAAP requires the cumulative effect of adoption of changes in accounting principles to be recorded, net of income taxes, as a charge to income. For Canadian GAAP, the cumulative effect is charged directly to retained earnings. In 2000, prior to the cumulative effect of the change in accounting principle, basic earnings per share were $0.74 and diluted earnings per share were $0.64.

         vii) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counterparty bankruptcy) of the natural gas hedge over the remaining life of the contract. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

         viii) Represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

         ix) Due to the net loss in 2001, no adjustment was made for potentially dilutive instruments as the impact was anti-dilutive.

b)       Comprehensive income (loss):

                                                                2002        2001        2000

         Net income (loss) in accordance with U.S. GAAP      $38,701    $(40,935)    $26,981
                                                             --------------------------------
         Other comprehensive income
           Foreign currency translation adjustments             (198)    (15,686)    (13,668)
           Adjustments relating to minimum pension
             liability                                       (25,366)     (3,853)      3,427
           Tax effect                                          9,436       1,433      (1,275)
           Fair value adjustment for natural gas hedge            --      (1,991)         --
           Tax effect                                             --         717          --
           Amortization of natural gas hedge to income           664         111          --
           Tax effect                                           (239)        (40)         --
                                                             --------------------------------
                                                             (15,703)    (19,309)    (11,516)
                                                             --------------------------------
           Comprehensive income (loss) in accordance
             with U.S. GAAP                                  $22,998    $(60,244)    $15,465
                                                             ================================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                                            2002          2001
                  i)    Capital assets
                          Balance under Canadian GAAP                                 $1,134,357    $1,155,901
                          Adjustments relating to the capitalization of interest         (13,902)      (13,902)
                          Adjustments relating to commissioning costs                   (112,233)     (112,233)
                          Adjustments relating to amortization of capital assets          (8,619)       (5,690)
                          Adjustments relating to sale-leaseback                         136,432       142,269
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $1,136,035    $1,166,345
                                                                                      ==========    ==========

                  ii)   Deferred pension liability
                          Balance under Canadian GAAP                                 $   (3,911)   $      234
                          Adjustments relating to minimum pension liability               32,081         6,715
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $   28,170    $    6,949
                                                                                      ==========    ==========

                  iii)  Future income taxes
                          Net future tax asset balance under Canadian GAAP            $  (19,759)   $  (27,945)
                          Adjustments relating to the capitalization of interest          (5,172)       (5,172)
                          Adjustments relating to commissioning costs                    (41,751)      (41,751)
                          Adjustments relating to amortization of capital assets          (3,206)       (2,117)
                          Adjustments relating to minimum pension liability              (11,934)       (2,498)
                          Adjustments relating to sale-leaseback                          (1,853)       (1,020)
                          Adjustments relating to natural gas contract                       (28)         (681)
                          Adjustments relating to valuation allowance
                            on net future income tax asset                                10,500        37,200
                                                                                      ----------    ----------
                          Net future tax asset balance under U.S. GAAP                $  (73,203)   $  (43,984)
                                                                                      ==========    ==========

                  iv)   Accounts payable and accrued charges
                          Balance under Canadian GAAP                                 $  106,155    $  121,464
                          Adjustments relating to subordinated notes                       4,250         4,250
                          Adjustments relating to sale-leaseback                              51         1,417
                          Adjustments relating to natural gas contract                        78         1,892
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  110,534    $  129,023
                                                                                      ==========    ==========

                  v)    Current portion of long-term debt
                          Balance under Canadian GAAP                                 $   35,386    $   21,100
                          Adjustments relating to sale-leaseback                           9,973         2,234
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $   45,359    $   23,334
                                                                                      ==========    ==========

                  vi)   Long-term debt
                          Balance under Canadian GAAP                                 $  342,202    $  386,809
                          Adjustments relating to subordinated notes                     100,000       100,000
                          Adjustments relating to sale-leaseback                         131,388       141,361
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  537,590    $  628,170
                                                                                      ==========    ==========

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



                                                                                            2002          2001
                  vii)  Shareholders' equity
                          Balance under Canadian GAAP                                 $1,087,423    $  985,538
                          Adjustments relating to the capitalization of interest          (8,730)       (8,730)
                          Adjustments relating to commissioning costs                    (70,482)      (70,482)
                          Adjustments relating to amortization of capital assets          (5,413)       (3,573)
                          Adjustments relating to minimum pension liability              (20,147)       (4,217)
                          Adjustments relating to subordinated notes                    (104,250)     (104,250)
                          Adjustments relating to sale-leaseback                          (3,127)       (1,723)
                          Adjustments relating to natural gas hedge                          (50)       (1,211)
                          Adjustments relating to valuation allowance on
                            net future income tax asset                                  (10,500)      (37,200)
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  864,724    $  754,152
                                                                                      ==========    ==========

                  In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

         d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                     2001        2000        2002
         Cash derived from (applied to) operating activities     $ 12,602   $  58,260   $  (4,498)
                                                                 =================================
         Cash derived from financing activities                  $  7,691   $  72,275   $ 265,291
                                                                 =================================
         Cash applied to investing activities                    $(34,451)  $(107,705)  $(343,013)
                                                                 =================================
         Effect of exchange rate changes on cash
           and cash equivalents                                  $   (475)  $  (3,489)  $  (3,560)
                                                                 =================================
         Cash position at December 31                            $ 22,859   $  37,492   $  18,151
                                                                 =================================

         e)       Stock Based Compensation

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. Under FASB 123, Accounting and Disclosure of Stock Based Compensation, the Company's pro forma U.S. GAAP information follows:

                                                              2001        2000       2002
         Pro forma net income (loss)                       $37,726    $(42,412)   $25,028
                                                           ==============================
         Pro forma net income (loss) available
           to common shareholders                          $32,118    $(48,104)   $19,093
                                                           ==============================
         Pro forma earnings per common share:
           Basic                                           $  0.69    $  (1.18)   $  0.47
                                                           ==============================
           Diluted                                         $  0.64    $  (1.18)   $  0.47
                                                           ==============================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         f)       Additional disclosure required under U.S. GAAP:

                  i) The total interest paid, including interest on the subordinated notes, was $39,707, $41,961 and $28,380 in 2002, 2001 and 2000 respectively.

                           The total fair market value of the Company's long-term debt, including the subordinated notes, was $658,156 (2001 - $652,610) and the current portion was $48,003 (2001 - $22,119).

                  ii) The Company's natural gas swap contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counterparty's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy will be amortized to income over the remaining life of the contract. The fair value of the contract liability will be marked-to-market each reporting period with the change being recorded to income in the period.

                  iii) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

                           In June 2001, the FASB issued SFAS No. 143,
                           Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. SFAS No. 143 is effective for 2003, and will require a liability for the retirement of long-lived assets be recorded when incurred and amortized over its remaining life. The Company has not yet assessed the impact of SFAS No. 143, but its adoption could have a significant impact on the Company's financial position.

22.      CONTINGENCIES AND ENVIRONMENTAL EXPENDITURES

         The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company's financial position. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

         The Company settled the litigation with the turnkey contractors of the Montpelier Steelworks on April 27, 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the Company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

         The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.

--------------------------------------------------------------------------------
SIX-YEAR FINANCIAL SUMMARY
--------------------------------------------------------------------------------
Years Ended December 31 (U.S. dollars unless otherwise indicated)


                                                               2002       2001       2000        1999       1998       1997
OPERATIONS    Coil and plate tons produced                  2,783,2    2,238.2    1,904.5    1,662.2     1,466.7    1,058.9
              Finished tons shipped                         2,986.9    1,435.1    2,233.2    1,832.9     1,635.7    1,390.6
              Sales per ton *                              $    396   $    380   $    425   $    441    $    438   $    481
              Less: Cost excluding interest
                & income taxes *                                352        361        386        381         365        392
                                                           -----------------------------------------------------------------
              Operating profit per ton *(1)                $     17   $     19   $     39   $     60    $     73   $     89
              Average number of employees *                   2,404      2,288      1,962      1,752       1,721      1,710
                                                           =================================================================
STATEMENT OF  Sales                                        $1,081.7   $  903.7   $  949.3   $  808.3    $  717.0   $  668.9
      INCOME  Gross income                                    105.3       95.8      149.4      155.0       143.8      149.5
              Selling, research and administration             55.2       57.5       62.1       46.1        35.7       29.0
              Net financing cost                               24.9        6.5        6.5       11.3        10.9       (2.0)
              Non-recurring income                              6.5       29.0         --         --          --         --
              Income taxes                                     11.4       21.9       23.1       23.3        23.4       36.3
              Net income                                       20.3       38.9       57.7       74.3        73.8       86.2
              Net income available to common shareholders       8.9       27.4       46.8       68.3        73.1       86.2
              EBIT (2)                                         55.7       66.4       86.9      110.1       108.8      121.3
              EBITDA (3)                                      106.7      103.5      122.2      139.8       129.0      133.8
                                                           =================================================================
STATEMENT OF  Cash flow from operating activities
  CASH FLOWS    From earnings                                  72.4       57.8       92.2       81.7        93.9       87.8
                From operating working capital                (59.8)      50.5      (69.4)     (26.2)      (45.6)     (39.2)
                                                           -----------------------------------------------------------------
              Total                                            12.6      108.3       22.8       55.5        48.3       48.6
              Net capital expenditures                         34.4      157.8      370.3      120.7       107.4      159.5
              Free cash flow (4)                               72.3      (54.3)    (284.1)      19.1        21.6      (25.7)
                                                           =================================================================
   FINANCIAL  Current assets                                  476.3      440.1      447.6      479.2       453.7      406.0
 POSITION AT  Capital and other long-term assets            1,268.0    1,284.0    1,175.1      993.8       809.1      668.3
    YEAR END                                               -----------------------------------------------------------------
                                                            1,744.3    1,724.1    1,622.7    1,473.0     1,262.8    1,074.3
                                                           -----------------------------------------------------------------
              Current liabilities                             171.5      208.9      182.2      196.7       125.2      172.3
              Long-term debt                                  342.2      386.8      343.8      297.5       286.5      272.6
              Other long-term liabilities                     143.2      142.9      112.1       98.9        60.0       20.5
              Shareholders' equity                          1,087.4      985.5      984.6      879.9       791.1      608.9
                                                           -----------------------------------------------------------------
                                                            1,744.3    1,724.1    1,622.7    1,473.0     1,262.8    1,074.3
                                                           =================================================================
   FINANCIAL  Return on common shareholders' equity              1%         4%         6%         9%         11%        15%
      RATIOS  Funded debt as a % of total capitalization        39%        43%        42%        29%         27%        31%
              Working capital ratio (to 1)                      2.8        2.1        2.5        2.4         3.6        2.4
                                                           =================================================================
 SHAREHOLDER  Net income per common share (basic)*         $   0.19   $   0.67   $   1.15   $   1.68    $   1.80   $   2.12
 INFORMATION  Net income per common share (diluted)*           0.19       0.66       0.91       1.58        1.75       2.08
              Dividends declared per common share (CDN)*       0.20      0.425       0.50       0.50        0.50       0.32
              Dividends declared per preferred share (CDN)*   1.375      1.375      1.375      1.375      0.3513         --
              Shareholders' equity per common share*          22.81      24.13      24.13      21.57       19.44      14.97
              Range of market value of common stock
                in Canadian Dollars             -- High*      28.00      25.85      30.50      35.00       47.00      45.33
                on TSX                          -- Low*       13.01      13.10      10.95      23.00       24.50      23.67
              Range of market value of common stock
                in U.S. Dollars                 -- High*      18.20      16.35      20.50      24.13       33.00      32.71
                on NYSE                         -- Low*        8.21       8.56       7.31      15.63       16.25      17.58
              Range of market value of preferred stock
                in Canadian Dollars             -- High*      25.30      25.15      25.25      26.45       25.90         --
                on TSX                          -- Low*       23.52      23.00      22.40      24.00       24.80         --
              Number of common shares                          47.7       40.8       40.8       40.8        40.7       40.7
                                                           =================================================================

* Dollars and numbers of shares in millions and tons in thousands except as indicated by asterisk.

(1) Excludes Mobile shipments to September 30, 2001 and Montpelier shipments to May 3, 1998.

(2)  EBIT is defined as earnings before interest expense and income taxes.

(3) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

(4) Free Cash Flow is defined as EBITDA less net capital expenditures. The Company believes that EBIT, EBITDA and Free Cash Flow are standard measures of performance that are commonly reported and widely used by analysts, investors, and other interested parties in the steel industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies in its industry. These indicators should not be considered as a substitute or alternative for net income, net income available to common shareholders or cash flow.

DIRECTORS

MICHAEL GRANDIN
Calgary, Alberta

CEO of Fording Trust, one of the world's largest producers of metallurgical coal. Former President of PanCanadian Petroleum, and Executive Vice President and CFO of Canadian Pacific. Director since 2003

JUANITA HINSHAW (A)
Chesterfield, Missouri

Senior Vice President and CFO of Graybar Electric Company, an employee-owned distributor of electrical, telecommunications and data products. Director since 2002

BURTON JOYCE (M,G)
Penhook, Virginia

Retired President, CEO and Director of Terra Industries, a fertilizer and methanol manufacturer. Director since 1993

THOMAS KIERANS, O.C. (M)
Toronto, Ontario

Chairman, the Canadian Institute of Advanced Research and former President and CEO of the C.D. Howe Institute. Also former chairman of IPSCO and Petro-Canada. Director since 1989

JACK MICHAELS (M,G)
Muscatine, Iowa

Chairman and CEO of HON INDUSTRIES, a $1 billion-plus office furniture and hearth products manufacturer. Director since 2000

BERNARD MICHEL (M)
Saskatoon, Saskatchewan

Chairman and former President and CEO of Cameco Corporation, the world's largest uranium producer. Director since 1998

ALLAN OLSON (A, G)
Spruce Grove, Alberta

President of First Industries, a business management company, and former President and CEO of Churchill Corporation. Director since 1989

ARTHUR PRICE (A)
Calgary, Alberta

Chairman and CEO of Axia NetMedia, an IP network systems and media solutions company and former CEO of Husky Oil. Director since 1979

RICHARD SIM (M)
Dublin, Ireland

Chairman, President and CEO of APW Ltd., an integrated electronic enclosure systems company. Director since 1994

DAVID SUTHERLAND
Naperville, Illinois

President and CEO of IPSCO. Director since 2002

ROGER TETRAULT (M)
Punta Gorda, Florida

Retired CEO of McDermott International, a $2 billion energy services company providing engineering, procurement, and project management services; member of the NASA Advisory Council. Director since 1999

GORDON THIESSEN, O.C. (A)
Ottawa, Ontario

Retired Governor of the Bank of Canada; Chair of Canadian Public Accountability Board. Director since 2001

MURRAY WALLACE (A)
London, Ontario

Chairman of Park Street Capital Corporation and President of Axia NetMedia, an IP network systems and media solutions company. Director since 1991 and from 1975 to 1983

JOHN ZAOZIRNY, Q.C. (A,G)
Calgary, Alberta

Counsel to McCarthy Tetrault, barristers and solicitors; Vice Chairman and Director, Canaccord Capital; and former Minister of Energy, Government of Alberta. Director since 1987


COMMITTEE MEMBERSHIP AS OF FEBRUARY 28, 2003

(M) Management Resources and Compensation Committee
(A) Audit Committee
(G) Governance and Compliance Committee

CORPORATE INFORMATION

REGISTERED HEAD OFFICE
P.O. Box 1670, Armour Road
Regina, Saskatchewan S4P 3C7
1-800-667-1616

OPERATIONAL HEAD OFFICE
650 Warrenville Road, Suite 500
Lisle, Illinois 60532
1-877-594-7726

OFFICERS

BURTON JOYCE
Chairman of the Board

DAVID SUTHERLAND
President and Chief Executive Officer

CHARLES BACKMAN

Senior Vice President and Chief Administrative and Engineering Officer

DAVID BRITTEN
Vice President and General Manager,
Tubular Products

BARRY HODSON
Vice President and General Sales Manager,
Canadian Tubular Products

PETER MACPHAIL
Vice President of Primary Operations

DANIEL MIKSTA
Vice President and General Sales Manager,
Steel Products

RAYMOND RAREY
Vice President and Chief Human Resources Officer

ROBERT RATLIFF
Vice President and Chief Financial Officer

JOSEPH RUSSO
Senior Vice President and Chief Technical Officer

JOHN TULLOCH
Senior Vice President and
Chief Commercial Officer

GEORGE VALENTINE
Vice President and General Counsel

JOHN COMRIE, Q.C.
Secretary

PHILIP MARUSARZ
Treasurer

ROBERT EISNER
Assistant Treasurer



SHAREHOLDER INFORMATION

STOCK LISTINGS AND SYMBOLS
COMMON SHARES
New York Stock Exchange (IPS)
Toronto Stock Exchange (IPS)

PREFERRED SHARES
Toronto Stock Exchange (IPS.PR.A)

ANNUAL MEETING
April 30, 2003 at 9:00 a.m. at the
Turvey Centre, Armour Road,
Regina, Saskatchewan.

WHERE TO GET MORE INFORMATION
Kelly Brossart
Corporate Communications Officer
1-306-924-7475
1-800-667-1616
kbrossart@ipsco.com

IPSCO WEBSITE
www.ipsco.com
Our website offers a wide variety of investor and other corporate information, as well as links to IPSCO regulatory filings.

REGISTRARS AND TRANSFER AGENTS
Computershare Trust Company of Canada
1-800-663-9097
The Bank of New York
1-800-432-0140


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